Registration  No.  333-83165
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Cova  Variable  Life  Account  One
    (Exact  Name  of  Trust)

B.  Cova  Financial  Services  Life  Insurance  Company
    (Name  of  Depositor)

C.  One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:
    Lorry  J.  Stensrud,  President
    Cova  Financial  Services  Life  Insurance  Company
    One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (800)  523-1661

    Copies  to:

    Judith A. Hasenauer                and  Bernard J. Spaulding
    Blazzard, Grodd & Hasenauer, P.C.       Senior Vice President, General
    P.O. Box 5108                           Counsel and Secretary
    Westport, CT 06881                      Cova Financial Services
    (203) 226-7866                          Life Insurance Company
                                            One Tower Lane, Suite 3000
                                            Oakbrook Terrace, IL 60181-4644


E. Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements

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                               EXPLANATORY NOTE

This Registration Statement contains 46 portfolios of the various underlying investment options. Two versions (Version A and Version B) of the Prospectus will be created from this Registration Statement. The only differences between the two versions are the underlying investment options and the Illustrations. One version will contain 41 portfolios (Version A) and the other version will contain 6 portfolios (Version B). The distribution system for each version of the Prospectus will be different. The Prospectus contained in this Registration Statement contains two sets of Illustrations - one for Version A of the Prospectus and the other for Version B. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.
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                    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                         VARIABLE LIFE INSURANCE POLICY

                                    issued by

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                         COVA VARIABLE LIFE ACCOUNT ONE

This prospectus describes the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy that we are offering.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 46 Investment Funds listed below which are offered through our Separate Account (you can invest in up to 15 of the Investment Funds and the General Account at any one time). When you purchase a Policy, you bear the complete investment risk. This means that the Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

AIM Variable Insurance Funds, Inc.
Advisor: A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.
Advisor: Alliance Capital Management L.P.
         Premier Growth Fund
         Real Estate Investment Fund

Cova Series Trust
Advisor: J.P. Morgan Investment Management Inc.
         Select Equity Fund
         Small Cap Stock Fund
         International Equity Fund
         Quality Bond Fund
         Large Cap Stock Fund

Advisor: Lord, Abbett & Co.
         Bond Debenture Fund
         Mid-Cap Value Fund
         Large Cap Research Fund
         Developing Growth Fund
         Lord Abbett Growth and Income Fund

General American Capital Company
Advisor: Conning Asset Management Company
         Money Market Fund

Goldman Sachs Variable Insurance Trust
Advisor: Goldman Sachs Asset Management
         Goldman Sachs Growth and Income
         Fund

Advisor: Goldman Sachs Asset Management
International
         Goldman Sachs International Equity
         Fund
         Goldman Sachs Global Income Fund

Kemper Variable Series
Advisor: Scudder Kemper Investments, Inc.
         Kemper Small Cap Value Fund
         Kemper Government Securities Fund
         Kemper Small Cap Growth Fund

Liberty Variable Investment Trust
Advisor: Newport Fund Management Inc.
         Newport Tiger, Variable Series

MFS(R) Variable Insurance Trust(SM)
Advisor: MFS Investment Management (R)
         MFS Emerging Growth Fund
         MFS Research Fund
         MFS Growth With Income Fund
         MFS High Income Fund
         MFS Global Governments Fund

Oppenheimer Variable Account Funds
Advisor: OppenheimerFunds, Inc.
         Oppenheimer High Income Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Capital Appreciation Fund/VA
         Oppenheimer Main Street Growth & Income
          Fund/VA
         Oppenheimer Strategic Bond Fund/VA

Putnam Variable Trust
Advisor: Putnam Investment Management, Inc.
         Putnam VT Growth and Income Fund-Class IA
             Shares
         Putnam VT International Growth Fund-Class IA
             Shares
         Putnam VT International New Opportunities
         Fund-Class IA Shares
         Putnam VT New Value Fund-Class IA Shares
         Putnam VT Vista Fund-Class IA Shares
Templeton Variable Products Series Fund
Advisor: Templeton Asset Management Ltd.
         Templeton Developing Markets Fund-
         Class 1

Advisor: Templeton Investment Counsel, Inc.
         Templeton International Fund-Class 1

Advisor: Franklin Mutual Advisers LLC
         Mutual Shares Investments Fund-
             Class 1

Russell Insurance Funds
Advisor: Frank Russell Investment
Management Company
         Multi-Style Equity Fund
         Aggressive Equity Fund
         Non-U.S. Fund
         Real Estate Securities Fund
         Core Bond Fund



Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

         *        is not a bank deposit.
         *        is not federally insured.
         *        is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.


DATE:

                                TABLE OF CONTENTS


SPECIAL TERMS....................................................................................................11

SUMMARY  ........................................................................................................14
         The Variable Life Insurance Policy......................................................................14
         Purchases...............................................................................................14
         Investment Choices......................................................................................15
         Expenses ...............................................................................................16
         Death Benefit...........................................................................................18
         Taxes    ...............................................................................................19
         Access to Your Money....................................................................................19
         Other Information.......................................................................................19
         Inquiries...............................................................................................20

PART I   ........................................................................................................22
         The Variable Life Insurance Policy......................................................................22
         Purchases...............................................................................................22
                  Application for a Policy.......................................................................22
                           Premiums..............................................................................22
                  Unscheduled Premiums...........................................................................23
                  Lapse and Grace Period.........................................................................23
                  Reinstatement..................................................................................24
                  Allocation of Premium..........................................................................25
                  Cash Value of your Policy......................................................................25
                  Method of Determining Cash Value of an Investment Fund.........................................25
                  Net Investment Factor..........................................................................26
                  Our Right to Reject or Return a Premium Payment................................................27
         Investment Funds........................................................................................28
                  Substitution and Limitations on Further Investments............................................31
                  Transfers......................................................................................31
                  Dollar Cost Averaging..........................................................................32
                  Portfolio Rebalancing..........................................................................32
                  Approved Asset Allocation Programs.............................................................32
         Expenses ...............................................................................................33
                  Tax Charges....................................................................................33
                  Sales Charge...................................................................................33
                  Selection and Issue Expense Charge.............................................................34
                  Monthly Policy Charge..........................................................................34
                  Monthly Cost of Insurance......................................................................34
                  Charges for Additional Benefit Riders..........................................................36
                  Mortality and Expense Risk Charge..............................................................36
                  Surrender Charge...............................................................................37
                  Transaction Charges............................................................................38
                  Investment Fund Expenses.......................................................................38
         DEATH BENEFIT...........................................................................................42
                  Change of Death Benefit........................................................................43
                  Decrease in Face Amount........................................................................44
         TAXES    ...............................................................................................44
                  Life Insurance in General......................................................................44
                  Taking Money out of Your Policy................................................................45
                  Diversification................................................................................45
         ACCESS TO YOUR MONEY....................................................................................45
                  Policy Loans...................................................................................46
                  Loan Interest Charged..........................................................................46
                  Security ......................................................................................47
                  Repaying Policy Debt...........................................................................47
                  Partial Withdrawals............................................................................47
                  Pro-Rata Surrender.............................................................................49
                  Full Surrenders................................................................................49
         OTHER INFORMATION.......................................................................................49
                  Cova     ......................................................................................49
                  Distribution...................................................................................50
                  Year 2000......................................................................................50
                  The Separate Account...........................................................................50
                  Suspension of Payments or Transfers............................................................51
                  Ownership......................................................................................51
                  Adjustment of Charges..........................................................................52
PART II  ........................................................................................................52
         Executive Officers and Directors........................................................................52
         Voting   ...............................................................................................57
         Disregard of Voting Instructions........................................................................58
         Legal Opinions..........................................................................................58
         Our Right to Contest....................................................................................58
         Additional Benefits.....................................................................................
         Federal Tax Status......................................................................................59
                  Introduction...................................................................................59
                  Diversification................................................................................59
                  Tax Treatment of the Policy....................................................................61
                  Policy Proceeds................................................................................61
                  Tax Treatment of Loans And Surrenders..........................................................61
                  Multiple Policies..............................................................................62
                  Tax Treatment of Assignments...................................................................63
                  Qualified Plans................................................................................63
         Reports to Owners.......................................................................................63
         Legal Proceedings.......................................................................................63
         Experts  ...............................................................................................63
         Financial Statements....................................................................................63
         Appendix ...............................................................................................63





                                  SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Attained Age - The Issue Age of an Insured plus the number of completed Policy years.

Beneficiary - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Last Insured's death. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Value - The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Cash Surrender Value - The Cash Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount - The minimum death benefit under the Policy so long as the Policy remains in force before the younger Insured's Attained Age 100.

General Account - Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness - The sum of all unpaid Policy loans and accrued interest on loans.

Insureds - The persons whose lives are insured under the Policy.

Investment Funds - Investments within the Separate Account which we make available under the Policy.

Investment Start Date - The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age - The age of each Insured at his or her nearest birthday as of the Issue Date.

Issue Date - The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Last Insured - The Insured whose death succeeds the death of all other Insureds under the Policy.

Loan Account - The account of Cova to which amounts securing Policy Loans are allocated. The Loan Account is part of Cova's General Account.

Loan Subaccount - A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium - The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner - The owner of a Policy, as designated in the application or as subsequently changed.

Policy - The flexible premium joint and last survivor variable life insurance Policy offered by us and described in this Prospectus.

Pro-Rata Surrender - A requested reduction of both the Face Amount and the Cash Value by a given percentage.

Separate Account - Cova Variable Life Account One, a separate investment account established by Cova to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office - Cova Financial Services Life Insurance Company, P.O. Box 66757, St. Louis, MO 63166-6757.

Target Premium - A premium calculated when a Policy is issued, based on the Insureds' joint age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date - Each day that the New York Stock Exchange (NYSE) is open for trading and Cova is open for business. Cova is open for business every day that the NYSE is open for trading.

Valuation Period - The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

                                     SUMMARY

The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of both of the persons Insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insureds are the persons you choose to have their lives insured under the Policy. You, the owner, can also be one of the Insureds, but you do not have to be.

The Policy described in this prospectus is a flexible premium joint and last survivor variable life insurance Policy. The Policy is "flexible" because:

         *        the frequency and amount of premium payments can vary;
         *        you can choose between death benefit options; and
         *        you can change the amount of insurance coverage.

The Policy is "variable" because the Cash Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary, and under certain circumstances, so may your death benefit.

So long as either Insured is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Last Insured dies.

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $100,000.

Purchases

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insureds. We may require each of the Insureds to provide us with medical records, physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

Investment Choices

You can put your money in our General Account or in any or all of the Investment Funds. However, you can only put your money in up to 15 of the Investment Funds and the General Account at any one time. A detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the prospectuses carefully.

Expenses

We make certain deductions from your premiums, your Cash Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

          * Deductions from each premium payment.

          Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal Tax Charge. We also deduct a Premium Tax Charge currently equal to 2.10% to pay the state and local premium taxes.

          Sales Charge. The Sales Charge, which is also referred to as the percent of premium charge, is determined as follows:

          (1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

          (2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

          (3) in the 11th Policy year and later, 2% of the actual premium you pay.


          * Monthly deductions from your Cash Value.

          Selection and Issue Expense Charge. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insureds.

          Monthly Policy Charge. This charge is equal to $25 per month for the first Policy year, and $6 per Policy month thereafter. This amount is deducted from the Cash Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

          Monthly Cost of Insurance. This amount is deducted monthly from your Cash Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insureds, duration, and the amount of death benefit at risk.

          Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

          * Deductions from the Investment Funds.

          Mortality and Expense Risk Charge. This risk charge is guaranteed not to exceed, on an annual basis, 0.55% of the average value of each of your Investment Funds and is deducted each Valuation Date. The current risk charge depends on the number of years your Policy has been in force and is as follows:

                  Years             Daily Charge Factor                         Annual Equivalent
                  -----             -------------------                         -----------------
                  1-10                      .0015027%                                   0.55%
                  11-20                     .0012301%                                   0.45%
                  21+                       .0009572%                                   0.35%

          This deduction is guaranteed not to increase while the Policy is in force. We will not increase the mortality and expense risk charge to .55% in years 11 and beyond.

Investment Fund Expenses

Annual Fund Operating Expenses
(as a percentage of average net assets)
                                                                                        Other Fund
                                                                                        Expenses
                                                                                        (after          Total
                                                                                        reimbursement   Annual
                                                                       Management       and/or waivers   Fund
Investment Funds                                                       Fees             as noted)       Expenses
-----------------                                                      ----------       --------------- --------

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc
AIM V.I. Capital Appreciation Fund                                     0.62%            0.05%             0.67%
AIM V.I. International Equity Fund                                     0.75%            0.16%             0.91%
AIM V.I. Value Fund                                                    0.61%            0.05%             0.66%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Fund(1)                                                 1.00%            0.06%             1.06%
Real Estate Investment Fund(2)                                         0.08%            0.87%             0.95%

COVA SERIES TRUST(3)
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Fund                                                     0.68%            0.18%             0.86%
Small Cap Stock Fund                                                   0.85%            0.27%             1.12%
International Equity Fund                                              0.80%            0.28%             1.08%
Quality Bond Fund                                                      0.55%            0.10%             0.65%
Large Cap Stock Fund                                                   0.65%            0.10%             0.75%

Advisor: Lord, Abbett & Co.
Bond Debenture Fund                                                    0.75%            0.10%             0.85%
Mid-Cap Value Fund                                                     1.00%            0.30%             1.30%
Large Cap Research Fund                                                1.00 %           0.30%             1.30%
Developing Growth Fund                                                 0.90 %           0.30%             1.20%
Lord Abbett Growth & Income Fund(4)                                    0.65 %           0.07%             0.72%

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund                                                      0.125%           0.08%               0.205%

GOLDMAN SACHS VARIABLE INSURANCE TRUST(5)
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund                                   0.75%            0.15%             0.90%

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund                                1.00%            0.25%             1.25%
Goldman Sachs Global Income Fund                                       0.90%            0.15%             1.05%

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Fund(6)                                         0.75%            0.05%             0.80%
Kemper Government Securities Fund                                      0.55%            0.11%             0.66%
Kemper Small Cap Growth Fund                                           0.65%            0.05%             0.70%

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series                                         0.90%            0.40%             1.30%

MFS(R) VARIABLE INSURANCE TRUST(SM)(7)
Advisor: MFS Investment Management(R)
MFS Emerging Growth Fund                                               0.75%            0.10%             0.85%
MFS Research Fund                                                      0.75%            0.11%             0.86%
MFS Growth With Income Fund                                            0.75%            0.13%             0.88%
MFS High Income Fund                                                   0.75%            0.28%             1.03%
MFS Global Governments Fund(8)                                         0.75%            0.26%             1.01%

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                                        0.74%            0.04%             0.78%
Oppenheimer Bond Fund/VA                                               0.72%            0.02%             0.74%
Oppenheimer Capital Appreciation Fund/VA                               0.72%            0.03%             0.75%
Oppenheimer Main Street Growth and Income Fund/VA                      0.74%            0.05%             0.79%
Oppenheimer Strategic Bond Fund/VA                                     0.74%            0.06%             0.80%

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund-Class IA Shares                       0.46%            0.04%             0.50%
Putnam VT International Growth Fund-Class IA Shares                    0.80%            0.27%             1.07%
Putnam VT International New Opportunity Fund-
Class IA Shares(9)                                                     1.18%            0.42%             1.60%
Putnam VT New Value Fund-Class IA Shares                               0.70%            0.11%             0.81%
Putnam VT Vista Fund-Class IA Shares                                   0.65%            0.12%             0.77%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund                                      1.25%            0.41%             1.66%

Advisor: Templeton Investment Counsel, Inc
Templeton International Fund                                           0.69%            0.17%             0.86%

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund(10)                                     0.00%            1.00%             1.00%


RUSSELL INSURANCE FUNDS(11)
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund                                                0.49%            0.43%             0.92%
Aggressive Equity Fund                                                 0.51%            0.74%             1.25%
Non-U.S. Fund                                                          0.00%            1.30%             1.30%
Real Estate Securities Fund                                            0.85%            0.30%             1.15%
Core Bond Fund                                                         0.12%            0.68%             0.80%

(1) The adviser to the Fund discontinued the expense reimbursement with respect to the Premier Growth Portfolio effective May 1, 1998.

(2) The expenses shown with respect to the Real Estate Investment Portfolio are net of voluntary reimbursements. Expenses have been capped at .95% annually and the adviser to the Fund intends to continue such reimbursements for the foreseeable future. The estimated expenses for the Real Estate Investment Portfolio, before reimbursement, are: .90% management fees and 1.41% for other expenses.

(3) Since May 1, 1996, Cova has been reimbursing the Investment Funds of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Effective May 1, 1999, Cova discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also beginning May 1, 1999, Cova is reimbursing the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%, instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio and 1.70% for the Developing Growth Portfolio.

(4)  Estimated.  The  Portfolio  commenced  investment  operations on January 8,
     1999.

(5) The investment advisers to the Goldman Sachs Growth and Income, International Equity and Global Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.25% and 0.15% per year of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Annual Fund Expenses" for the Goldman Sachs Growth and Income, International Equity and Global Income Funds would be 1.94% and 2.69%, 1.97% and 2.97% and 2.40% and 3.30%, respectively. The reductions or limitations may be discontinued or modified by the investment advisers in their discretion at any time.

(6) Pursuant to its agreement with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 1999, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper Small Cap Value Portfolio to .84%. The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.

(7) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(8) MFS has agreed to bear expenses for the MFS Global Governments Series, subject to reimbursement by the series, such that the series' "Other Expenses" do not exceed 0.25% of the average daily net assets of the series during the current fiscal year. Absent the expense reimbursement, the Total Annual Fund Expenses for the year ended December 31, 1998, would have been 1.11% for the MFS Global Governments Series. The payments made by MFS on behalf of the series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment, the series' "Other Expenses" will not exceed the percentage set forth above for the series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date provided that the arrangement will continue for the series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series.

(9) The Management Fees and Total Annual Portfolio Expenses reflect an expense limitation. In the absence of the expense limitation, the Management Fees and Total Annual Fund Expenses would have been 1.20% and 1.62%, respectively.

(10) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Fund Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Fund Expenses in 1998 before any waivers were as follows: 0.60%, 2.27% and 2.87% for the Mutual Shares Investments Fund.

(11) The manager of Russell Insurance Funds, Frank Russell Investment Management Company, has contractually agreed to waive, at least until April 30, 2000, a portion of the management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual Fund Expenses" and to reimburse the Fund for all remaining expenses, after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Fund
     Expenses." Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.21% for the Multi-Style Equity Fund; .95% and 1.67% for the Aggressive Equity Fund; .95% and 2.37% for the Non-U.S. Fund; .85% and 1.15% for the Real Estate Securities Fund; and .60% and 1.28% for the Core Bond Fund.


          * Deductions for surrenders, partial withdrawals and transfers.

          Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Cash Value of your Policy to help us recover the costs of selling and issuing the Policy.

          The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

          There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

          If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

          Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.

Death Benefit

The amount of the death benefit depends on:

          *    the Face Amount of your Policy;

          * the death benefit option in effect at the time of the Last Insured's death; and

          *    under some circumstances the Cash Value of your Policy.

There are three death benefit  options:  Option A, Option B and Option
C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value of your Policy on the date of the Last Insured's death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Cash Value of your Policy on the date of the Last Insured's death, or the Cash Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value on the date of the Last Insured's death multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the younger Insured's Attained Age 100, the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also decrease the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can terminate your Policy at any time during the lifetime of either Insured and we will pay you the Cash Surrender Value of your Policy. At any time during either of the Insureds' lifetimes and before the Policy has terminated, you may withdraw a part of your Cash Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Cash Value of your Policy.

Other Information

Free Look. You can cancel the Policy within 20 days after you receive it (or whatever period is required in your state) or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market Fund until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Cash Value and any subsequent premiums as you requested.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

         *        create or conserve one's estate;
         *        supplement retirement income; and
         *        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of one of the Insureds, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of one of the Insureds.

Additional  Features. The following additional features are offered:

          * you can arrange to have a regular amount of money automatically transferred from the Money Market Fund to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

          * you can arrange to automatically readjust your Cash Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

          * we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about purchasing a Policy, please contact us at:

         Cova Life Sales Company
         One Tower Lane, Suite 3000
         Oakbrook Terrace, IL 60181
         800-523-1661

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our service center:

         Cova Financial Services Life Insurance Company
         P.O. Box 66757
         St. Louis, MO 63166-6757
         (877)357-4419


                                     PART I

1.   The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insureds. It has a Cash Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Cash Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year, and if surrender charges and any partial withdrawal fee is insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When both of the Insureds die, the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.   Purchases

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about both of the proposed Insureds. In some cases, we will ask for additional information. We may request that the proposed Insureds provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If Cova receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then Cova reserves the right to:

     (1)  refuse that premium payment, or

     (2) require additional evidence of insurability before it accepts the premium.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

     * the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insureds within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

     * the Cash Surrender Value is not sufficient to cover the monthly deduction (except for reasons stated above);

     * the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

     *    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value.

If the Last Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

     *    submit a written request for reinstatement;

     * submit proof satisfactory to us that both of the Insureds are still insurable at the risk class that applies for the latest Face Amount portion then in effect (if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

     * pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

     * pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The  reinstatement  date is the  date on or  following  the day we  approve  the
application   for   reinstatement.   The  Cash  Value  of  your  Policy  on  the
reinstatement date is equal to:

     *    the amount of any Policy loan reinstated;

     * increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if an Insured who was living at the time of lapse dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

         *        a Tax Charge for premium taxes and Federal taxes; and
         *        a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the Money Market Fund. Once the free look period expires, the Cash Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the minimum percentage that may be allocated is 5% of the Net Premium and the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

Cash Value of your Policy

The Cash Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Method of Determining Cash Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Cash Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Cash Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Cash Value in an Investment Fund will equal:

     (1) The Cash Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

     (3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

     (4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

     (6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

     (8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

     (9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

     (10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

     (5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

                  Policy                    Percentage of                       Effective
                  Years                     Avg. Net Assets                     Annual Rate
                  -----                     ---------------                     -----------
                  1-10                          0.0015027                           0.55%
                  11-20                         0.0012301                           0.45%
                  21+                           0.0009572                           0.35%;

                  divided by

     (6)  The value of the assets at the end of the preceding Valuation Period.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.  Investment Funds

There are currently 46 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of twelve open-end, diversified management investment companies: (1) AIM Variable Insurance Funds, Inc., (2) Alliance Variable Products Series Fund, Inc., (3) Cova Series Trust, (4) General American Capital Company, (5) Goldman Sachs Variable Insurance Trust, (6) Kemper Variable Series, (7) Liberty Variable Investment Trust, (8) MFS Variable Insurance Trust, (9) Oppenheimer Variable Account Funds, (10) Putnam Variable Trust, (11) Templeton Variable Product Series Fund, and (12) Russell Insurance Funds.

You can only invest in up to 15 of the Investment Funds and the General Account at any one time.

Purchasers should read this prospectus and the prospectuses for the above listed investment companies carefully before investing.

The following is a list of the Investment Funds and investment managers available under the Policy:

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Portfolio
Real Estate Investment Portfolio

COVA SERIES TRUST
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

Advisor: Lord, Abbett & Co.
Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth & Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund
Goldman Sachs Global Income Fund

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Portfolio
Kemper Government Securities Portfolio
Kemper Small Cap Growth Portfolio

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia)

MFS(R) VARIABLE INSURANCE TRUST(SM)
Advisor: MFS Investment Management (R)
MFS Emerging Growth Series
MFS Research Series
MFS Growth With Income Series
MFS High Income Series
MFS Global Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer Strategic Bond Fund/VA

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT International Growth Fund - Class IA Shares
Putnam VT International New Opportunities Fund - Class IA Shares
Putnam VT New Value Fund - Class IA Shares
Putnam VT Vista Fund - Class IA Shares (a stock portfolio)

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund

Advisor: Templeton Investment Counsel, Inc.
Templeton International Fund

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund

RUSSELL INSURANCE FUNDS
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund
Aggressive Equity Fund
Non-U.S. Fund
Real Estate Securities Fund
Core Bond Fund

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may substitute one of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

     (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

     (b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and are disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the Money Market Fund to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

     1)   the value of the Money Market Fund is completely depleted; or

     2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Cash Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

          Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Cash Value according to the investment percentages you elected.

          Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transaction charges.

4.  Expenses

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge is currently 2.10% of premium payments. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales  charge  will  be  deducted  from  each  premium  payment  to  partially compensate  us  for  expenses  incurred  in  distributing  the  Policy  and  any additional  benefits  provided by riders.  We currently intend to deduct a sales charge determined according to the following schedule:
         Policy Year 1              :       15% of premium up to Target Premium; 5% of
                                            premium above Target Premium
         Policy Years 2-10          :       5% of all premium paid
         Policy Years 11+           :       2% of all premium paid

For policies issued in the state of Oregon, the amounts shown above are increased by 2%. The guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Selection and Issue Expense Charge

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insureds. For policies issued in Texas, the guaranteed selection and issue expense charge is level for the life of the Policy to ensure compliance with the Texas non-forfeiture laws.

Monthly Policy Charge

We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of both Insureds and the fact that the death benefit is not payable until the death of the Last Insured. Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insureds at issue. The monthly cost of insurance rates generally increase as the Insureds' Attained Ages increase.

The rate class of the Insureds also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place Insureds into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans; and 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law). All Policies are based on the Attained Ages of the Insureds. Higher rates apply if either Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non- smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

     (1)  the death  benefit at the  beginning  of the Policy  month  divided by
          1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

     (2)  the Cash Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:


                           Daily
      Policy              Charge              Annual
       Years              Factor            Equivalent
------------------- ------------------- ------------------
       1-10              .0015027%            0.55%
       11-20             .0012301%            0.45%
        21+              .0009572%            0.35%

This deduction is guaranteed not to increase while the Policy is in force. This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

         *        upon surrender or lapse of the Policy;
         *        upon a partial withdrawal;
         *        upon a Pro-Rata Surrender; or
         *        upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the Prospectus and sales literature.

The surrender charge percentage is shown in the following table.


        If surrender or lapse occurs in                  The percentage of the annual
        the last month of Policy Year:                    Target Premium payable is:
----------------------------------------------- -----------------------------------------------
                  1 through 5                                         45%
                       6                                              40%
                       7                                              30%
                       8                                              20%
                       9                                              10%
                 10 and later                                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Cash Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Investment Fund Expenses

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.  DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Cash Value of your Policy on the date of the Last Insured's death and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

     *    the Face Amount; or

     * the Cash Value of your Policy on the date of the Last Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100" shown below.

Option B. The amount of the death benefit under Option B is the greater of:

     * the Face Amount plus the Cash Value of your Policy on the date of the Last Insured's death; or

     * the Cash Value of your Policy on the date of the Last Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100" shown below.

                    Applicable Percentage of Cash Value Table
                     For Younger Insureds Less Than Age 100


        Younger Insured Person's Age                   Policy Cash Value Multiple
                                                               Percentage

                40 or under                                       250%
                     45                                           215%
                     50                                           185%
                     55                                           150%
                     60                                           130%
                     65                                           120%
                     70                                           115%
                  78 to 90                                        105%
                  95 to 99                                        101%

For ages that are not shown on this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

     *    the Face Amount; or

     * the Cash Value of your Policy on the date of the Last Insured's death multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the younger Insured's Attained Age is 100, then the Death Benefit will be 101% of the Policy's Cash Value.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.

Decrease in Face Amount

Subject to certain limitations set forth below, you may decrease (but not increase) the Face Amount of a Policy once each Policy year after the first Policy year. A written request is required for a reduction in the Face Amount. A reduction in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested decrease must be at least $5,000 ($2,000 for policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Cash Value may be returned to you (at your election), to the extent necessary to meet these requirements.

6.   TAXES

NOTE: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Last Insured.

Taking Money out of Your Policy

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2 ; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Tax Status" in Part II for more details.

Diversification

The Internal Revenue Code provides that the underlying investments for a variable life insurance policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy. The loan value is:

     *    the Cash Value of the Policy on the date the loan request is received;
          less

     *    interest to the next loan interest due date; less

     *    anticipated  monthly  deductions  to the next loan  interest due date;
          less

     *    any existing loan; less

     *    any surrender charge; plus

     * interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while either Insured is living. When a Policy loan is made, we will deduct Cash Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Cash Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Cash Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Cash Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Cash Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See Purchases - Lapse and Grace Period.) A lapse of the Policy with a loan outstanding may have federal income tax consequences (see "Federal Tax Status").

Interest credited to the Cash Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

                           For Loans                          Annual
                           Outstanding During                 Interest Rate
                           ------------------                 -------------
                           Policy Years     1-10              4.50%
                           Policy Years     11-20             4.25%
                           Policy Years     21+               4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Last Insured and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Cash Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a)   $500 from an Investment Fund or the General Account; or

b)   the Policy's Cash Value in an Investment Fund.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Cash Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

     (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

     (2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for a partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, you can make a Pro-Rata Surrender of the Policy. The Pro- Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Cash Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Cash Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Cash Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Last Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8. OTHER INFORMATION

Cova

Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Cova, which on that date changed its name to Cova Financial Services Life Insurance Company. On August 26, 1999, it was announced that The Metropolitan Life Insurance Company would purchase General American Life. Metropolitan Life is one of the country's oldest and most financially sound life insurance organizations.

Cova is licensed to do business in the District of Columbia and all states except for California, Maine, New Hampshire, New York and Vermont.

Distribution

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the Policies. Life Sales is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of Target Premiums and 4.0% of excess premiums paid in Policy year 1. In renewal years, the commissions will equal up to 5.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. In addition, broker-dealers will receive annually, an asset-based compensation equal to .25% of Cash Value for all Policy years beginning the 13th month. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commission.

Year 2000

We have developed and initiated plans to assure that our computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various Investment Funds underlying the Separate Account.

Although an assessment of the total cost of implementing these plans has not been completed, the total amounts to be expended are not expected to have a material effect on our financial position or results of operations. We believe that we have taken all reasonable steps to address these potential problems. There can be no guarantee, however, that the steps taken will be adequate to avoid any adverse impact.

The Separate Account

We established a separate account, Cova Variable Life Account One (Separate Account), to hold the assets that underlie the policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

     4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

Ownership

Owner. The Insureds jointly are the Owner of the Policy unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not one or both of the Insureds, the owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Last Insured. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Last Insured dies. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors

Our directors and executive officers and their principal occupations for the past 5 years are as follows:

Name of Principal Officers                  Principal Occupations During the Past Five Years
-------------------------------------------------------------------------------------------------------------------

John W. Barber***                        Director of Cova, First Cova Life Insurance  Company
                                         (FCLIC) and Cova Financial Life  Insurance Company
                                         CFLIC) - June, 1995 to present;  Vice President and
                                         Controller of General American - December, 1984 to
                                         present; President and Director of Equity Intermediary
                                         Company - October, 1988 to present.

William P. Boscow*                       Vice President of Cova and CFLIC - 1996 to present;
                                         Senior Vice President of Cova Life Management
                                         Company (CLMC), February, 1999 to present; First
                                         Vice President of CLMC, 1996 - January, 1999.

Constance A. Doern****                   Vice  President  of Cova and CFLIC - 1997 to
                                         present,  prior thereto Assistant Vice President  from
                                         1990 to 1996; Vice President of FCLIC  -  1997  to
                                         present, prior thereto Assistant Vice President from
                                         1993 to 1996; Vice President of J&H/KVI - 1989 to 1998;
                                         Vice President of Cova Life Administration Services
                                         Company (CLASC) - 1998 to present.

Patricia E. Gubbe*                       Vice President  of Cova and CFLIC - 1989 to present;
                                         Vice President of FCLIC - 1992 to present; First Vice
                                         President of CLMC - 1996 to present, prior thereto Vice
                                         President from 1989 to 1996; President and Chief
                                         Compliance Officer of CLSC from February, 1999 to
                                         present; Vice President and Chief  Compliance Officer
                                         of CLSC - 1989 to January, 1999.

Philip  A. Haley*                        Executive Vice President of Cova, CFLIC and FCLIC
                                         - May 1997 to present; Vice  President  of Cova and
                                         CFLIC - 1990 to 1997;  Vice President of FCLIC -
                                         1992 to present; Vice President of CLSC - 1991 to
                                         present;  Senior Vice  President of CLMC - 1996 to
                                         present, prior thereto Vice President from 1989 to
                                         1996.

J. Robert Hopson*                        Vice President, Chief Actuary and Director of Cova
                                         and CFLIC -  1991  to  present;  Vice  President,
                                         Chief Actuary and Director of FCLIC - 1992 to
                                         present;  Senior Vice President, Chief Actuary and
                                         Director of CLMC - 1996 to present,  prior thereto
                                         Vice  President  and Director  from 1993 to 1996 and
                                         Vice President from 1991 to 1993.

E. Thomas Hughes, Jr.**                  Treasurer  and  Director  of Cova and CFLIC - June,
                                         1995 to present;  Treasurer  of  FCLIC  -  June,  1995
                                         to  present; Corporate  Actuary  and  Treasurer  of
                                         General  American  - October, 1994 to present.
                                         Formerly, Executive Vice President  - Group
                                         Pensions General American - March,  1990 to
                                         October, 1994.  In  addition to the Cova  companies,
                                         Director of the following  General American
                                         subsidiary  companies:  Paragon Life  Insurance
                                         Company  and  RGA  Reinsurance   Company  -
                                         October, 1994 to present. Treasurer of the following
                                         General American  subsidiary   companies:   Paragon
                                         Life  Insurance Company,  General Life Insurance
                                         Company of America, General Life Insurance
                                         Company,  General  American Holding Company,
                                         Red Oak Realty Company, Gen Mark Incorporated,
                                         Walnut Street Securities,  Inc.,  Walnut Street
                                         Advisers Inc.,  White Oak Royalty  Company,
                                         Walnut  Street  Funds,   Inc.  and  RGA Reinsurance
                                         Company - October, 1994 to present.

Douglas E. Jacobs*                       Vice President of Cova, CFLIC and CLMC - 1985 to
                                         present.

Lisa O. Kirchner****                     Vice  President  of Cova - 1997 to  present,  prior
                                         thereto Assistant Vice  President from 1990 to 1996;
                                         Vice President of CFLIC - 1997 to present,  prior
                                         thereto  Assistant  Vice President from 1988 to 1996;
                                         Vice President of FCLIC - 1997 to present, prior
                                         thereto Assistant Vice President from 1993 to 1996;
                                         Vice President of J&H/KVI - 1985 to 1998; Vice President
                                         of CLASC - 1998 to present.

Richard A. Liddy**                       Chairman of the Board of  Directors of Cova,  CFLIC,
                                         FCLIC, CLMC,  Advisory and Cova Investment
                                         Allocation  Corporation (Allocation)  -  April, 1997 to
                                         present;  Chairman  of the Board,  President  and
                                         Chief  Executive  Officer  of General American  - May,
                                         1992 to  present;  Mr.  Liddy  also  holds various
                                         positions with the General American  subsidiaries as
                                         follows:  Chairman  of the Board and  President  of
                                         General American Mutual Holding Company,
                                         GenAmerica Corporation and General American
                                         Holding Company;  Chairman of the Board of
                                         Security Equity Life Insurance Company, Conning
                                         Corporation, The Walnut  Street Funds,  Inc.,
                                         General American Capital Company,  Reinsurance
                                         Group of America,  Inc.,  RGA  Life Reinsurance
                                         Company of Canada and RGA Reinsurance
                                         Company.

William C. Mair*                         Vice President and Director of Cova, CFLIC and
                                         FCLIC from 1995 to present; Vice President,
                                         Controller and Director of Cova from 1995 to 1998,
                                         prior thereto Vice President, Controller, Treasurer
                                         and Director.  Vice  President, Controller  and
                                         Director of CFLIC from 1995 to 1998, prior thereto
                                         Vice  President, Controller, Treasurer and  Director;
                                         Director of FCLIC from 1993 to present; Vice
                                         President, Controller  and Director of FCLIC from
                                         1992 to 1998; Secretary of FCLIC from 1992 to 1995;
                                         Vice  President, Treasurer, Controller and Director of
                                         Advisory - 1993  to  present;  Vice  President,
                                         Treasurer, Controller and  Director of  Allocation  -
                                         1994 to present; Director of CLSC - 1992 to present;
                                         Senior Vice  President, Treasurer, Controller  and
                                         Director of CLMC - 1989 to present;  Vice President,
                                         Treasurer, Controller, Chief Financial Officer,
                                         Chief Accounting Officer and Trustee of Cova Series
                                         Trust - 1996 to present.

Matthew P. McCauley**                    Assistant  Secretary and Director of Cova, CFLIC and
                                         FCLIC - June,  1995 to present;  Associate  General
                                         Counsel and Vice President  of  General  American  -
                                         1973 to  present;  also, Director, Vice President,
                                         General Counsel and Secretary for several  other
                                         General  American subsidiaries, including Equity
                                         Intermediary  Company,  Red Oak Realty Company,
                                         and White Oak Royalty Company;  General American
                                         Holding Company and Paragon  Life  Insurance
                                         Company.  General  Counsel and Secretary,
                                         Reinsurance  Group  of  America,  Incorporated.
                                         Director and Secretary,  General  American  Capital
                                         Company.  General Counsel and Secretary, Conning
                                         Corporation.  General Counsel,  Conning Asset
                                         Management Company.  Director of RGA
                                         Reinsurance  Company  and  Walnut  Street
                                         Securities,  Inc.  Secretary to the Walnut Street
                                         Funds, Inc.

Mark E. Reynolds*                        Executive  Vice President and Director of Cova and
                                         CFLIC - May, 1997 to present;  Executive  Vice
                                         President, Chief Financial Officer and Director of
                                         FCLIC -  May,  1997 to present;  Executive  Vice
                                         President of CLMC - May, 1997 to present;  Executive
                                         Vice President and Director of Advisory - December,
                                         1996 to  present;  Executive  Vice President and
                                         Director of  Allocation - December, 1996 to present.

Myron H. Sandberg*                       Vice  President  of Cova and CFLIC - 1985 to
                                         present;  Vice President of CLMC - 1989 to present.

John W. Schaus*                          Vice  President  of Cova and CFLIC - 1988 to
                                         present; First Vice President of CLMC from January,
                                         1999 to present; prior thereto, Vice President of
                                         CLMC - 1989 to 1998.

Bernard J. Spaulding*                    Senior Vice President and General Counsel of Cova,
                                         CFLIC,  FCLIC and CLMC since March, 1999; Secretary of
                                         Cova, CFLIC, FCLIC and CLMC since July 1999.


Lorry J.  Stensrud*                      President and Director of Cova,  CFLIC,  FCLIC and
                                         CLMC from June,  1995  to  present,   prior  thereto
                                         Executive  Vice President;  President  and Director of
                                         Advisory from 1993 to present;  President and
                                         Director of Allocation  from 1994 to present.  Director
                                         of CLSC from 1989 to present;  President, Chief
                                         Executive  Officer and Trustee of Cova Series Trust -
                                         1996 to present.

Joann T. Tanaka*                         Senior Vice President of Cova and CFLIC - January
                                         1999 to present; prior thereto, Vice President of Cova
                                         and CFLIC from July, 1998 to December, 1998;
                                         Senior Vice President, Conning Asset Management,
                                         General American - June, 1987 to June, 1998; Director
                                         of Cova, CFLIC and FCLIC - September 1999 to present.

Peter L. Witkewiz*                       Vice President and Controller of Cova, CFLIC and
                                         FCLIC - July, 1998 to  present; Vice President of
                                         Cova, CFLIC and FCLIC - 1993 to June, 1998.

*    Business Address:  Cova, One Tower Lane, Suite 3000,  Oakbrook Terrace,  IL
     60181

**   Business  Address:  General American,  700 S. Market Street,  St. Louis, MO
     63101

*** Business Address: General American, 13045 Tesson Ferry Road, St. Louis, MO 63128

**** Business  Address: Cova Life Administration Services Company, 4700 Westown
     Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the funds in our own right, we may elect to do so.

The voting  interests of the Owner in the funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an investment fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment Policy initiated by owners or trustees/directors of the funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest the validity of the Policy, except in the case of fraud, after it has been in effect during the lifetime of either Insured for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if either Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See Expenses - Charge for Additional Benefit Riders.) Certain restrictions may apply and are described in the applicable rider.

Anniversary Partial Withdrawal Rider - This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount. A contingent deferred sales charge will still apply.

Lifetime Coverage Rider - This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Cash Value.

Secondary Guarantee Rider - This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy Years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider - This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider - This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

Divorce Split Rider - This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy.

Estate Preservation Term Rider - This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance Policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section  1.817-5),  which  established  diversification   requirements  for  the
investment funds underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments;
(iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the Indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

Experts

The consolidated balance sheets of the Company as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the statement of assets and liabilities of the Separate Account as of December 31, 1998, and the related statements of operations and changes in net assets for the period from commencement of operations through December 31, 1998 have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Financial Statements

Financial Statements of the Separate Account and the Company are provided below.


COVA VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
June 30, 1999
Unaudited


Assets:
    Investments:
       Cova Series Trust (Trust):
          Lord Abbett Growth and Income Portfolio     65,963 shares at a net asset value of $23.682058 per share  $       1,562,148
          Bond Debenture Portfolio                    26,357 shares at a net asset value of $12.503713 per share            329,557
          Developing Growth Portfolio                 17,840 shares at a net asset value of $13.012586 per share            232,142
          Large Cap Research Portfolio                22,979 shares at a net asset value of $13.570827 per share            311,844
          Mid-Cap Value Portfolio                     19,097 shares at a net asset value of $11.802264 per share            225,387
          Quality Bond Portfolio                       7,725 shares at a net asset value of $10.786856 per share             83,326
          Small Cap Stock Portfolio                   11,804 shares at a net asset value of $12.704940 per share            149,967
          Large Cap Stock Portfolio                   37,273 shares at a net asset value of $20.430631 per share            761,505
          Select Equity Portfolio                     49,054 shares at a net asset value of $17.903279 per share            878,222
          International Equity Portfolio               8,130 shares at a net asset value of $13.590555 per share            110,488
       AIM Variable Insurance Funds, Inc. (AIM):
          AIM V.I. Value Fund                            409 shares at a net asset value of     $30.04 per share             12,290
       General American Capital Company (GACC):
          Money Market Fund                           28,934 shares at a net asset value of $19.715236 per share            570,433
                                                                                                                    ----------------
               Total assets                                                                                       $       5,227,309
                                                                                                                    ================


Net Assets:
    Accumulation units:
       Trust Lord Abbett Growth and Income    127,551  accumulation units at $12.247286 per unit         $       1,562,148
       Trust Bond Debenture                    31,798  accumulation units at $10.364187 per unit                   329,557
       Trust Developing Growth                 20,348  accumulation units at $11.408624 per unit                   232,142
       Trust Large Cap Research                25,056  accumulation units at $12.445852 per unit                   311,844
       Trust Mid-Cap Value                     21,102  accumulation units at $10.680636 per unit                   225,387
       Trust Quality Bond                       7,943  accumulation units at $10.491108 per unit                    83,326
       Trust Small Cap Stock                   15,907  accumulation units at  $9.427602 per unit                   149,967
       Trust Large Cap Stock                   55,638  accumulation units at $13.686681 per unit                   761,505
       Trust Select Equity                     68,690  accumulation units at $12.785358 per unit                   878,222
       Trust International Equity               9,898  accumulation units at $11.162725 per unit                   110,488
       AIM V.I. Value                           1,185  accumulation units at $10.372932 per unit                    12,290
       GACC Money Market                       53,207  accumulation units at $10.720997 per unit                   570,433
                                                                                                           ----------------
               Net assets                                                                                $       5,227,309
                                                                                                           ================

See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Six months ended June 30, 1999
Unaudited


                                                                                            Trust
                                          ------------------------------------------------------------------------------------------
                                           Lord Abbett                                 Large                                Small
                                           Growth and        Bond       Developing      Cap        Mid-Cap     Quality       Cap
                                           Income (1)      Debenture      Growth      Research      Value        Bond       Stock
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------
Investment income:
    Dividends                           $            -             -             -            -           -            -          -
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------

Net realized gain (loss) on investments:
    Realized gain (loss)
     on sale of portfolio shares                   542            50         1,275        1,240       1,713       (1,132)       796
    Realized gain distributions                      -             -             -            -           -            -          -
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------
        Net realized gain (loss)                   542            50         1,275        1,240       1,713       (1,132)       796
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------

Change in unrealized appreciation              115,197         1,389        25,288       22,877      20,448       (1,506)     7,758
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------

        Net increase (decrease) in net
           assets from operations       $      115,739         1,439        26,563       24,117      22,161       (2,638)     8,554
                                          =============   ===========  ============  ===========  ==========  ===========  =========

(1) Sub-account commenced operations on January 8, 1999.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Six months ended June 30, 1999
Unaudited


                                                         Trust                      AIM          GACC     Lord Abbett
                                          -----------------------------------  -------------  ----------  -----------
                                          Large                                                            Growth
                                           Cap       Select      International                  Money        and
                                          Stock      Equity        Equity      V.I. Value (2)   Market    Income (3)      Total
                                          ---------  ----------  ------------  -------------  ----------  ----------  -----------
Investment income:
    Dividends                           $        -           -             -              -           -           -            -
                                          ---------  ----------  ------------  -------------  ----------  ----------  -----------

Net realized gain (loss)
      on investments:
    Realized gain (loss) on sale
      of portfolio shares                    4,894       5,003         1,251              -      15,104      56,187       86,923
    Realized gain distributions                  -           -             -              -           -           -            -
                                          ---------  ----------  ------------  -------------  ----------  ----------  -----------
        Net realized gain (loss)             4,894       5,003         1,251              -      15,104      56,187       86,923
                                          ---------  ----------  ------------  -------------  ----------  ----------  -----------

Change in unrealized appreciation           47,975      67,581         5,014            442       1,051     (25,472)     288,042
                                          ---------  ----------  ------------  -------------  ----------  ----------  -----------

        Net increase (decrease)
          in net assets
           from operations              $   52,869      72,584         6,265            442      16,155      30,715      374,965
                                          =========  ==========  ============  =============  ==========  ==========  ===========

(2)   Sub-account commenced operations on May 3, 1999.
(3)   Sub-account ceased operations on January 8, 1999.


See accompanying notes to financial statements.

COVA  VARIABLE  LIFE  ACCOUNT ONE
Statement of Changes in Net Assets
Six months ended June 30, 1999
Unaudited


                                                                                            Trust
                                          ------------------------------------------------------------------------------------------
                                           Lord Abbett                                 Large                                Small
                                           Growth and        Bond       Developing      Cap        Mid-Cap     Quality       Cap
                                           Income (1)      Debenture      Growth      Research      Value        Bond       Stock
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------
Increase (decrease) in net assets
     from operations:
      Investment income                  $           -             -             -            -           -            -          -
      Net realized gain (loss)                     542            50         1,275        1,240       1,713       (1,132)       796
      Change in unrealized appreciation        115,197         1,389        25,288       22,877      20,448       (1,506)     7,758

        Net increase (decrease) from      -------------   -----------  ------------  -----------  ----------  -----------  ---------
           operations                          115,739         1,439        26,563       24,117      22,161       (2,638)     8,554
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------

Contract transactions:
    Payments received from contract
      owners                                         -             -             -            -           -            -          -
    Transfers between sub-accounts, net      1,460,484       164,750        73,001      161,512      44,485      (46,507)    21,512
    Transfers for contract benefits,
      terminations and insurance charges       (14,075)       (2,822)       (2,690)      (3,086)     (2,653)      (1,435)    (1,603)
    Net increase (decrease) in
      net assets from contract            -------------   -----------  ------------  -----------  ----------  -----------  ---------
        transactions                         1,446,409       161,928        70,311      158,426      41,832      (47,942)    19,909
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------

        Net increase (decrease) in net
           assets                            1,562,148       163,367        96,874      182,543      63,993      (50,580)    28,463

Net assets at beginning of period                    -       166,190       135,268      129,301     161,394      133,906    121,504
                                          -------------   -----------  ------------  -----------  ----------  -----------  ---------
Net assets as end of period             $    1,562,148       329,557       232,142      311,844     225,387       83,326    149,967
                                          =============   ===========  ============  ===========  ==========  ===========  =========


(1) Sub-account commenced operations on January 8, 1999.

COVA  VARIABLE  LIFE  ACCOUNT ONE
Statement of Changes in Net Assets
Six months ended June 30, 1999
Unaudited


                                                      Trust                         AIM          GACC       Lord Abbett
                                          ------------------------------------  -------------  -----------  -------------
                                           Large                                                              Growth
                                            Cap        Select     International                  Money         and
                                           Stock       Equity        Equity     V.I. Value (2)   Market       Income (3)     Total
                                          ---------   ----------  ------------  -------------  -----------  -------------  ---------
Increase (decrease) in net assets
     from operations:
      Investment income                 $       -            -             -              -            -              -           -
      Net realized gain (loss)              4,894        5,003         1,251              -       15,104         56,187      86,923
      Change in unrealized appreciation    47,975       67,581         5,014            442        1,051        (25,472)    288,042

        Net increase (decrease) from     ---------   ----------  ------------  -------------  -----------  -------------  ---------
           operations                      52,869       72,584         6,265            442       16,155         30,715     374,965
                                         ---------   ----------  ------------  -------------  -----------  -------------  ---------

Contract transactions:
    Payments received from contract
      owners                                    -            -             -              -    2,120,870              -   2,120,870
    Transfers between sub-accounts, net   456,904      336,385        15,653         11,894   (2,000,991)      (693,373)      5,709
    Transfers for contract benefits,
      terminations and insurance charges   (5,561)      (8,474)       (1,706)           (46)     (16,803)          (253)    (61,207)

        Net increase (decrease) in net
           assets from contract          ---------   ----------  ------------  -------------  -----------  -------------  ---------
           transactions                   451,343      327,911        13,947         11,848      103,076       (693,626)  2,065,372
                                         ---------   ----------  ------------  -------------  -----------  -------------  ---------

        Net increase (decrease) in net
           assets                         504,212      400,495        20,212         12,290      119,231       (662,911)  2,440,337

Net assets at beginning of period         257,293      477,727        90,276              -      451,202        662,911   2,786,972
                                         ---------   ----------  ------------  -------------  -----------  -------------  ---------
Net assets as end of period             $ 761,505      878,222       110,488         12,290      570,433              -   5,227,309
                                         =========   ==========  ============  =============  ===========  =============  =========


(2)   Sub-account commenced operations on May 3, 1999.
(3)   Sub-account ceased operations on January 8, 1999.


See accompanying notes to financial statements.

COVA  VARIABLE  LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended December 31, 1998


                                                                                     Trust
                                          ------------------------------------------------------------------------------------------
                                                                        Large                                  Small        Large
                                             Bond        Developing      Cap         Mid-Cap      Quality       Cap          Cap
                                           Debenture      Growth      Research        Value        Bond        Stock        Stock
                                          -----------   ----------   -----------   -----------  -----------  ----------  -----------
Increase (decrease) in net assets
     from operations:
      Investment income                 $       191            -           126            61           94           3            23
      Net realized gain (loss)                   74          (53)          (59)          (60)           8         334           543
      Change in unrealized appreciation       5,181       21,898        11,811        12,587          255      18,574        44,695

        Net increase (decrease) from     -----------   ----------   -----------   -----------  -----------  ----------  -----------
           operations                         5,446       21,845        11,878        12,588          357      18,911        45,261
                                         -----------   ----------   -----------   -----------  -----------  ----------  -----------

Contract transactions:
    Payments received from contract
      owners                                      -            -             -             -            -           -             -
    Transfers between sub-accounts, net     161,726      115,070       119,413       150,800      133,943     105,943       216,611
    Transfers for contract benefits,
      terminations and insurance charges       (982)      (1,647)       (1,990)       (1,994)        (394)     (3,350)       (4,579)

        Net increase (decrease) in net
           assets from contract          -----------   ----------   -----------   -----------  -----------  ----------  -----------
           transactions                     160,744      113,423       117,423       148,806      133,549     102,593       212,032
                                         -----------   ----------   -----------   -----------  -----------  ----------  -----------

        Net increase (decrease) in net
           assets                           166,190      135,268       129,301       161,394      133,906     121,504       257,293

Net assets at beginning of period                 -            -             -             -            -           -             -
                                         -----------   ----------   -----------   -----------  -----------  ----------  -----------
Net assets as end of period             $   166,190      135,268       129,301       161,394      133,906     121,504       257,293
                                         ===========   ==========   ===========   ===========  ===========  ==========  ===========

COVA  VARIABLE  LIFE  ACCOUNT ONE
Statement of Changes in Net Assets
Period ended December 31, 1998


                                                      Trust                  GACC        Lord Abbett
                                          -----------------------------  -------------  --------------
                                                                                            Growth
                                             Select        International     Money           and
                                             Equity          Equity         Market          Income          Total
                                          -------------   -------------  -------------  --------------  -------------
Increase (decrease) in net assets
     from operations:
      Investment income                 $           25             652              -           8,782          9,957
      Net realized gain (loss)                     615            (109)        12,085          28,277         41,655
      Change in unrealized appreciation         65,356           1,778          4,240          25,472        211,847

        Net increase (decrease) from      -------------   -------------  -------------  --------------  -------------
           operations                           65,996           2,321         16,325          62,531        263,459
                                          -------------   -------------  -------------  --------------  -------------

Contract transactions:
    Payments received from contract
      owners                                         -               -      2,605,542               -      2,605,542
    Transfers between sub-accounts, net        417,562          91,449     (2,120,328)        607,811              -
    Transfers for contract benefits,
      terminations and insurance charges        (5,831)         (3,494)       (50,337)         (7,431)       (82,029)

        Net increase (decrease) in net
           assets from contract           -------------   -------------  -------------  --------------  -------------
           transactions                        411,731          87,955        434,877         600,380      2,523,513
                                          -------------   -------------  -------------  --------------  -------------

        Net increase (decrease) in net
           assets                              477,727          90,276        451,202         662,911      2,786,972

Net assets at beginning of period                    -               -              -               -              -
                                          -------------   -------------  -------------  --------------  -------------
Net assets as end of period             $      477,727          90,276        451,202         662,911      2,786,972
                                          =============   =============  =============  ==============  =============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(1)   Organization
      Cova Variable Life Account One (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Services Insurance Company (Cova) and exists in accordance with the regulations of the Missouri Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by Cova.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by Cova.
        Cova Series Trust (Trust)                               10 portfolios
        AIM Variable Insurance Funds, Inc. (AIM)                 2 portfolios
        General American Capital Company (GACC)                  1 portfolio
        Templeton Variable Products Series Fund (Templeton)      5 portfolios

      On January 8, 1999, the Lord Abbett Growth and Income sub-account ceased operations and its assets were transferred to the Cova Series Trust Lord Abbett Growth and Income sub-account which commenced operations on January 8, 1999. The asset transfer was in accordance with a substitution order issued by the Securities and Exchange Commission.


(2)   Significant Accounting Policies
      (a)   Investment Valuation
            Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

      (b)   Reinvestment of Distributions
            With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

            GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (c)   Federal Income Taxes
            The operations of the Separate Account are included in the federal income tax return of Cova which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable life policies.

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(3)   Contract Charges and Fees
      There are contract charges and fees associated with the variable life insurance policy that are deducted from the policy account value that reduce the return on investment.

      (a)   Insurance Charges
            The insurance charges are: (1) mortality and expense risk, (2) administrative, (3) tax expense and (4) cost of insurance. These charges are deducted from the policy account value on a monthly basis.

            For the first 10 years, the mortality and expense charge is equal, on an annual basis, to 0.90% of the policy account value, 1/12 of which is deducted each month. In succeeding years, the mortality and expense charge is equal, on an annual basis, to 0.75% of the policy account value, 1/12 of which is deducted each month. The administrative charge is equal, on an annual basis, to 0.40% of the policy account value, 1/12 of which is deducted each month. During the six months ending June 30, 1999, mortality and expense risk and administrative charges of $26,947 were deducted from the policy values in the Separate Account.

            During the first 10 years, a tax expense charge is deducted. The tax expense charge is equal, on an annual basis, to 0.40% (0.15% for federal tax and 0.25% for premium tax) of the policy account value, 1/12 of which is deducted each month. Premium taxes range from 0% to 4% and the premium tax charge is assessed regardless of the owner's actual state or local jurisdiction. During the six months ending June 30, 1999, tax expense charges of $8,316 were deducted from the policy values in the Separate Account.

            The cost of insurance charge deducted each month from the policy account value depends upon the sex, age and rating classification of the insured and whether the initial premium is 100% of the maximum premium limit. During the six months ending June 30, 1999, cost of insurance charges of $13,924 were deducted from the policy values in the Separate Account.

      (b)   Surrender Charges
            During the first 10 years, a surrender charge is deducted on withdrawals in excess of the annual withdrawal amount. The surrender charge is a percentage of the premium surrendered as follows:
                 policy years   1-3    7.5%      policy year     7      3.0%
                 policy year     4     6.0%      policy year     8      2.0%
                 policy year     5     5.0%      policy year     9      1.0%
                 policy year     6     4.0%      policy year    10+     0.0%

            During the first 10 years, a deferred premium tax charge is deducted on premium surrendered. The deferred premium tax charge is a percentage of the premium surrendered as follows:
                 policy year     1    2.25%      policy year     6     1.00%
                 policy year     2    2.00%      policy year     7     0.75%
                 policy year     3    1.75%      policy year     8     0.50%
                 policy year     4    1.50%      policy year     9     0.25%
                 policy year     5    1.25%      policy year    10+    0.00%

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


      (c)   Contract Fees
            An annual contract maintenance fee of $30 is imposed on all variable life contracts with policy values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the policy value is allocated.

            Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the policy among the available sub-accounts of the Separate Account. If more than 12 transfers have been made in the policy year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, will be deducted from the policy account value. Transfers made in a dollar cost averaging program are not subject to the transfer fee.

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(4)    Cost Basis of Investments
       The cost basis of each sub-account's investment follows:

       Trust Lord Abbett Growth and Income                 $ 1,446,951
       Trust Bond Debenture                                    322,987
       Trust Developing Growth                                 184,956
       Trust Large Cap Research                                277,156
       Trust Mid-Cap Value                                     192,352
       Trust Quality Bond                                       84,577
       Trust Small Cap Stock                                   123,635
       Trust Large Cap Stock                                   668,835
       Trust Select Equity                                     745,285
       Trust International Equity                              103,696
       AIM V.I. Value                                           11,848
       GACC Money Market                                       565,142
                                                         --------------
                                                           $ 4,727,420
                                                         ==============


(5)    Unit Fair Value
       A summary of accumulation unit values, net assets and total return for each sub-account follows:

                                                       Accumulation Unit Value      Net Assets (in thousands)    Total Return
                                         Commenced     --------------------------   ----------------------   ----------------------
                                         Operations    6/30/99        12/31/98       6/30/99    12/31/98        1999         1998
                                         ------------  -----------  -------------   ----------  ----------   -----------  ---------
       Trust Lord Abbett Growth and Income    1/8/99   $12.247286                      $1,562                   9.61%
       Trust Bond Debenture                  4/13/98    10.364187      10.262336          330         166       0.99%        0.78%
       Trust Developing Growth               4/16/98    11.408624       9.855135          232         135      15.76%       -5.41%
       Trust Large Cap Research               5/4/98    12.445852      10.972618          312         129      13.43%        4.31%
       Trust Mid-Cap Value                   3/23/98    10.680636       9.576906          225         161      11.52%       -6.17%
       Trust Quality Bond                    4/13/98    10.491108      10.717509           83         134      -2.11%        6.22%
       Trust Small Cap Stock                 4/13/98     9.427602       8.891377          150         122       6.03%      -14.87%
       Trust Large Cap Stock                 4/13/98    13.686681      12.135469          762         257      12.78%       13.96%
       Trust Select Equity                   3/23/98    12.785358      11.480648          878         478      11.36%        9.65%
       Trust International Equity            3/23/98    11.162725      10.560451          110          90       5.70%        1.80%
       AIM V.I. Value                         5/3/99    10.372932                          12                   3.73%
       GACC Money Market                     2/26/98    10.720997      10.468518          570         451       2.41%        4.69%

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(6)    Realized Gain (Loss) and Change in Unrealized Appreciation
       The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the six months ending
       June 30, 1999 and the year ending December 31, 1998 follows:

                                                                                         Realized Gain (Loss)
                                                                  ---------------------------------------------------------------
                                                                       Aggregate          Aggregate Cost
                                                  Year or          Proceeds from Sales    of Fund Shares            Realized
                                                   Period           of Fund Shares           Redeemed             Gain (Loss)
                                                ------------      -------------------   -------------------    ------------------
       Trust Lord Abbett Growth and Income             1999                 $ 33,219              $ 32,677           $   542
                                                       1998

       Trust Bond Debenture                            1999                    1,657                 1,607                50
                                                       1998                      527                   527                 -

       Trust Developing Growth                         1999                    5,964                 4,689             1,275
                                                       1998                    1,194                 1,250               (56)

       Trust Large Cap Research                        1999                    8,935                 7,695             1,240
                                                       1998                    1,809                 1,868               (59)

       Trust Mid-Cap Value                             1999                   15,882                14,169             1,713
                                                       1998                    1,646                 1,706               (60)

       Trust Quality Bond                              1999                   96,129                97,261            (1,132)
                                                       1998                      890                   882                 8

       Trust Small Cap Stock                           1999                    5,195                 4,399               796
                                                       1998                    3,110                 2,852               258

       Trust Large Cap Stock                           1999                   30,757                25,863             4,894
                                                       1998                    4,336                 3,869               467

       Trust Select Equity                             1999                   34,708                29,705             5,003
                                                       1998                    2,999                 2,887               112

       Trust International Equity                      1999                   18,607                17,356             1,251
                                                       1998                    3,170                 3,287              (117)

       AIM V.I. Value                                  1999                       46                    46                 -
                                                       1998

       GACC Money Market                               1999                1,880,456             1,865,352            15,104
                                                       1998                2,041,400             2,029,315            12,085

       Lord Abbett Growth and Income                   1999                  694,610               638,423            56,187
                                                       1998                    3,786                 3,746                40

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(6)    Realized Gain (Loss) and Change in Unrealized Appreciation, continued:

                                                                                 Unrealized Appreciation (Depreciation)
                                                                  ---------------------------------------------------------------
                                                                     Appreciation          Appreciation
                                                  Year or           (Depreciation)        (Depreciation)
                                                   Period            End of Period        Beginning of Period        Change
                                                ------------      -------------------   ----------------------  -----------------
       Trust Lord Abbett Growth and Income             1999                $ 115,197               $ -             $ 115,197
                                                       1998

       Trust Bond Debenture                            1999                    6,570             5,181                 1,389
                                                       1998                    5,181                 -                 5,181

       Trust Developing Growth                         1999                   47,186            21,898                25,288
                                                       1998                   21,898                 -                21,898

       Trust Large Cap Research                        1999                   34,688            11,811                22,877
                                                       1998                   11,811                 -                11,811

       Trust Mid-Cap Value                             1999                   33,035            12,587                20,448
                                                       1998                   12,587                 -                12,587

       Trust Quality Bond                              1999                   (1,251)              255                (1,506)
                                                       1998                      255                 -                   255

       Trust Small Cap Stock                           1999                   26,332            18,574                 7,758
                                                       1998                   18,574                 -                18,574

       Trust Large Cap Stock                           1999                   92,670            44,695                47,975
                                                       1998                   44,695                 -                44,695

       Trust Select Equity                             1999                  132,937            65,356                67,581
                                                       1998                   65,356                 -                65,356

       Trust International Equity                      1999                    6,792             1,778                 5,014
                                                       1998                    1,778                 -                 1,778

       AIM V.I. Value                                  1999                      442                 -                   442
                                                       1998

       GACC Money Market                               1999                    5,291             4,240                 1,051
                                                       1998                    4,240                 -                 4,240

       Lord Abbett Growth and Income                   1999                        -            25,472               (25,472)
                                                       1998                   25,472                 -                25,472

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(7)    Unit Transactions
       The change in the number of units for each sub-account follows:


                                                                                            Trust
                                          ------------------------------------------------------------------------------------------
                                           Lord Abbett                                  Large                               Small
                                           Growth and       Bond       Developing        Cap       Mid-Cap      Quality      Cap
                                           Income (1)     Debenture      Growth       Research      Value        Bond       Stock
                                          -------------   -----------  ------------   -----------  ----------   ----------  --------
Accumulation units:
       Unit balance at 12/31/97

         Contract units sold                                       -             -           -           -            -          -
         Contract units transferred, net                      16,292        13,928      11,988      17,077       12,531     14,067
         Contract units redeemed                                 (98)         (202)       (204)       (225)         (37)      (402)
                                                          -----------  ------------   ---------  ----------   ----------  --------
       Unit balance at 12/31/98                               16,194        13,726      11,784      16,852       12,494     13,665

         Contract units purchased                    -             -             -           -           -            -          -
         Contract units transferred, net       130,578        15,874         6,813      13,512       4,466       (4,416)     2,415
         Contract units redeemed                (3,027)         (270)         (191)       (240)       (216)        (135)      (173)
                                          -------------   -----------  ------------   ---------  ----------   ----------  ---------
       Unit balance at 6/30/99                 127,551        31,798        20,348      25,056      21,102        7,943     15,907
                                          =============   ===========  ============   =========  ==========   ==========  =========


(1) Sub-account commenced operations on January 8, 1999.

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
June 30, 1999
Unaudited


(7)    Unit Transactions
       The change in the number of units for each sub-account follows:


                                                             Trust                            AIM           GACC         Lord Abbett
                                          --------------------------------------------   -------------  -------------   ------------
                                              Large                                                                        Growth
                                               Cap           Select       International                     Money            and
                                              Stock          Equity         Equity        V.I. Value (2)   Market        Income (3)
                                          -------------   -------------  -------------   -------------  -------------   ------------
 Accumulation units:
     Unit balance at 12/31/97

       Contract units sold                         -               -              -                        303,667               -
       Contract units transferred, net        21,607          42,165          8,896                       (205,485)         62,823
       Contract units redeemed                  (405)           (554)          (347)                       (55,081)           (745)
                                        -------------   -------------  -------------                  -------------   -------------
     Unit balance at 12/31/98                 21,202          41,611          8,549                         43,101          62,078

       Contract units purchased                    -               -              -               -        229,496               -
       Contract units transferred, net        36,388          29,426          1,453           1,190       (194,272)        (62,052)
       Contract units redeemed                (1,952)         (2,347)          (104)             (5)       (25,118)            (26)
                                        -------------   -------------  -------------   ------------   -------------   -------------
     Unit balance at 6/30/99                  55,638          68,690          9,898           1,185         53,207               -
                                        =============   =============  =============   =============  =============   =============


 (2)    Sub-account commenced operations on May 3, 1999.
 (3)    Sub-account ceased operations on January 8, 1999.




                                  COVA VARIABLE
                                LIFE ACCOUNT ONE

                              Financial Statements

                                December 31, 1998

                   (With Independent Auditors' Report Thereon)



                          INDEPENDENT AUDITORS' REPORT



     The Contract Owners of Cova Variable Life Account One, Board of Directors and Shareholder of Cova Financial Services Life Insurance Company:


     We have audited the accompanying statement of assets and liabilities of the Bond Debenture, Developing Growth, Large Cap Research, Mid Cap Value, Quality Bond, Small Cap Stock, Large Cap Stock, Select Equity, and International Equity sub-accounts (investment options within the Cova Series Trust), the Growth and Income sub-account (investment option within the Lord Abbett Series Fund, Inc.), and the Money Market sub-account (investment option within the General American Capital Company) of Cova Variable Life Account One of Cova Financial Services Life Insurance Company (the Separate Account) as of December 31, 1998 and the related statement of operations and statement of changes in net assets for the period from commencement of operations through December 31, 1998. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the sub-accounts of Cova Variable Life Account One of Cova Financial Services Life Insurance Company as of December 31, 1998, and the results of their operations and the changes in their net assets for the period presented, in conformity with generally accepted accounting principles.






     Chicago, Illinois
     March 1, 1999


                         COVA VARIABLE LIFE ACCOUNT ONE

                       Statement of Assets and Liabilities

                                December 31, 1998


Assets:
    Investments:
       Cova Series Trust (Trust):
          Bond Debenture Portfolio - 13,423 shares at a net asset value of $12.38 per share
            (cost $161,009)                                                                                     $      166,190
          Developing Growth Portfolio - 12,034 shares at a net asset value of $11.24 per share
            (cost $113,370)                                                                                            135,268
          Large Cap Research Portfolio - 10,807 shares at a net asset value of $11.96 per share
            (cost $117,490)                                                                                            129,301
          Mid-Cap Value Portfolio - 15,251 shares at a net asset value of $10.58 per share
            (cost $148,807)                                                                                            161,394
          Quality Bond Portfolio - 12,152 shares at a net asset value of $11.02 per share
            (cost $133,651)                                                                                            133,906
          Small Cap Stock Portfolio - 10,140 shares at a net asset value of $11.98 per share
            (cost $102,930)                                                                                            121,504
          Large Cap Stock Portfolio - 14,203 shares at a net asset value of $18.12 per share
            (cost $212,598)                                                                                            257,293
          Select Equity Portfolio - 29,716 shares at a net asset value of $16.08 per share
            (cost $412,371)                                                                                            477,727
          International Equity Portfolio - 7,021 shares at a net asset value of $12.86 per share
            (cost $88,498)                                                                                              90,276

       Lord Abbett Series Fund, Inc. (Lord Abbett) Growth and Income Portfolio - 32,104 shares at a
          net asset value of $20.65 per share (cost $637,439)                                                          662,911

       General American Capital Company (GACC) Money Market Portfolio  - 26,049 shares at a
          net asset value of $19.25 per share (cost $497,220)                                                          501,460
                                                                                                                  -------------

                  Total assets                                                                                  $    2,837,230
                                                                                                                  =============


Liabilities:
    GACC Money Market                                                                                           $       50,258
                                                                                                                  =============


Net assets:
    Trust Bond Debenture - 16,194 accumulation units at $10.262336 per unit                                     $      166,190
    Trust Developing Growth - 13,726 accumulation units at $9.855135 per unit                                          135,268
    Trust Large Cap Research -11,784 accumulation units at $10.972618 per unit                                         129,301
    Trust Mid-Cap Value - 16,852 accumulation units at $9.576906 per unit                                              161,394
    Trust Quality Bond - 12,494 accumulation units at $10.717509 per unit                                              133,906
    Trust Small Cap Stock - 13,665 accumulation units at $8.891377 per unit                                            121,504
    Trust Large Cap Stock - 21,202 accumulation units at $12.135469 per unit                                           257,293
    Trust Select Equity - 41,611 accumulation units at $11.480648 per unit                                             477,727
    Trust International Equity - 8,549 accumulation units at $10.560451 per unit                                        90,276
    Lord Abbett Growth and Income - 62,078 accumulation units at $10.678727 per unit                                   662,911
    GACC Money Market - 43,101 accumulation units at $10.468518 per unit                                               451,202
                                                                                                                  -------------

                  Net assets                                                                                    $    2,786,972
                                                                                                                  =============

See accompanying notes to financial statements.

                         COVA VARIABLE LIFE ACCOUNT ONE

                             Statement of Operations

                         Period ended December 31, 1998




                                                                                                       Trust
                                           -----------------------------------------------------------------------------------
                                                                                Large         Mid-                   Small

                                               Bond          Developing          Cap          Cap       Quality       Cap
                                               Debenture       Growth           Research     Value        Bond       Stock
                                           -------------------------------  -------------------------   ---------  ----------


Income -
    dividends                            $         191               --             126           61          94           3
                                           --------------  ---------------  -------------   ---------   ---------  ----------

Realized gain (loss) on investments:
    Realized gain (loss) on sale of
       fund shares                                  --              (56)            (59)         (60)          8         258
    Realized gain distributions                     74                3              --           --          --          76
                                           --------------  ---------------  -------------   ---------   ---------  ----------

Net realized gain (loss)                            74              (53)            (59)         (60)          8         334
                                           --------------  ---------------  -------------   ---------   ---------  ----------

Change in unrealized appreciation
    during the year                              5,181           21,898          11,811       12,587         255      18,574
                                           --------------  ---------------  -------------   ---------   ---------  ----------

Net increase in net assets from
    operations                           $       5,446           21,845          11,878       12,588         357      18,911
                                           ==============  ===============  =============   =========   =========  ==========


See accompanying notes to financial statements.

                         COVA VARIABLE LIFE ACCOUNT ONE

                             Statement of Operations

                         Period ended December 31, 1998




                                                                  Trust                   Lord Abbett
                                          -------------------------------------------  ----------------
                                             Large                                          Growth           GACC
                                                                                                          -----------
                                              Cap        Select      International           and            Money
                                             Stock       Equity          Equity             Income          Market          Total
                                           ----------   ----------  -----------------  -----------------  -----------    ---------

Income -
    dividends                            $        23           25            652               8,782               -         9,957
                                           ----------   ----------  -----------------  -----------------  -----------   ----------

Realized gain (loss) on investments:
    Realized gain (loss) on sale of
       fund shares                               467          112           (117)                 40          12,085        12,678
    Realized gain distributions                   76          503              8              28,237               -        28,977
                                           ----------   ----------  -----------------  -----------------  ----------   -----------

Net realized gain (loss)                         543          615           (109)             28,277          12,085        41,655
                                           ----------   ----------  -----------------  -----------------  -----------   -----------

Change in unrealized appreciation
    during the year                           44,695       65,356          1,778              25,472           4,240       211,847
                                           ----------   ----------  -----------------  -----------------  -----------   -----------

Net increase in net assets from
    operations                           $    45,261       65,996          2,321              62,531          16,325       263,459
                                           ==========   ==========  =================  =================  ===========   ==========


See accompanying notes to financial statements.


                         COVA VARIABLE LIFE ACCOUNT ONE

                       Statement of Changes in Net Assets

                         Period ended December 31, 1998




                                                                                                          Trust
                                                   ------------------------------------------------------------------------------
                                                                                           Large          Mid-
                                                        Bond           Developing           Cap            Cap        Quality
                                                        Debenture        Growth           Research        Value         Bond
                                                   ----------------------------------  --------------  ------------  -----------
Increase in net assets from operations:
      Investment income                          $           191               --               126             61           94
      Net realized gain (loss)                                74              (53)              (59)           (60)           8
      Unrealized appreciation during
         the year                                          5,181           21,898            11,811         12,587          255
                                                   ----------------  ----------------  --------------  ------------  -----------

             Net increase from operations                  5,446           21,845            11,878         12,588          357
                                                   ----------------  ----------------  --------------  ------------  -----------

Contract transactions:
    Payments received from contract
      owners                                                  --               --                --             --           --
    Transfers between sub-accounts, net                  161,726          115,070           119,413        150,800      133,943
    Transfers for contract benefits,
      terminations and insurance charges                    (982)          (1,647)           (1,990)        (1,994)        (394)
                                                   ----------------  ----------------  --------------  ------------  -----------

             Net increase in net assets
                from contract transactions               160,744          113,423           117,423        148,806      133,549
                                                   ----------------  ----------------  --------------  ------------  -----------

             Net increase in net assets                  166,190          135,268           129,301        161,394      133,906

Net assets at beginning of period                             --               --                --             --           --
                                                   ----------------  ----------------  --------------  ------------  -----------

Net assets at end of period                      $       166,190          135,268           129,301        161,394      133,906
                                                   ================  ================  ==============  ============  ===========


See accompanying notes to financial statements.

                                        COVA VARIABLE LIFE ACCOUNT ONE

                                      Statement of Changes in Net Assets

                                        Period ended December 31, 1998




                                                                           Trust
                                                   ------------------------------------------------------------
                                                        Small        Large
                                                         Cap          Cap          Select      International
                                                        Stock        Stock         Equity          Equity
                                                      -----------  -----------   -----------  -----------------
Increase in net assets from
    operations:
      Investment income                          $             3           23            25             652
      Net realized gain (loss)                               334          543           615            (109)
      Unrealized appreciation during
         the year                                         18,574       44,695        65,356           1,778
                                                      -----------  -----------   -----------  -----------------

             Net increase from operations                 18,911       45,261        65,996           2,321
                                                      -----------  -----------   -----------  -----------------

Contract transactions:
    Payments received from contract
      owners                                                   -            -             -               -
    Transfers between sub-accounts, net                  105,943      216,611       417,562          91,449
    Transfers for contract benefits,
      terminations and insurance charges                  (3,350)      (4,579)       (5,831)         (3,494)
                                                      -----------  -----------   -----------  -----------------

             Net increase in net assets
                from contract transactions               102,593      212,032       411,731          87,955
                                                      -----------  -----------   -----------  -----------------

             Net increase in net assets                  121,504      257,293       477,727          90,276

Net assets at beginning of period                              -            -             -               -
                                                      -----------  -----------   -----------  -----------------

Net assets at end of period                      $       121,504      257,293       477,727          90,276
                                                      ===========  ===========   ===========  =================

See accompanying notes to financial statements.


                                      COVA VARIABLE LIFE ACCOUNT ONE

                                    Statement of Changes in Net Assets

                                      Period ended December 31, 1998




                                                      Lord Abbett
                                                  -----------------
                                                      Growth            GACC
                                                                    --------------
                                                       and              Money
                                                      Income           Market            Total
                                                  ----------------  --------------  -----------------
Increase in net assets from
    operations:
      Investment income                          $       8,782                  -              9,957
      Net realized gain (loss)                          28,277             12,085             41,655
      Unrealized appreciation during
         the year                                       25,472              4,240            211,847
                                                  ----------------  --------------  -----------------

             Net increase from operations               62,531             16,325            263,459
                                                  ----------------  --------------  -----------------

Contract transactions:
    Payments received from contract
      owners                                                 -          2,605,542          2,605,542
    Transfers between sub-accounts, net                607,811         (2,120,328)                 -
    Transfers for contract benefits,
      terminations and insurance charges                (7,431)           (50,337)           (82,029)
                                                  ----------------  --------------  -----------------

             Net increase in net assets
                from contract transactions             600,380            434,877          2,523,513
                                                  ----------------  --------------  -----------------

             Net increase in net assets                662,911            451,202          2,786,972

Net assets at beginning of period                            -                  -                  -
                                                  ----------------  --------------  -----------------

Net assets at end of period                      $     662,911            451,202          2,786,972
                                                  ================  ==============  =================

See accompanying notes to financial statements.



                         COVA VARIABLE LIFE ACCOUNT ONE

                          Notes to Financial Statements

                                                           December 31, 1998

  (1)   ORGANIZATION

        Cova Variable Life Account One (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Services Life Insurance Company (Cova) and exists in accordance with the regulations of the Missouri Department of Insurance. The Separate Account is a funding vehicle for variable life contracts issued by Cova. The Separate Account is divided into sub-accounts with the assets of each sub-account invested in the corresponding portfolios of the following investment companies:


        Cova Series Trust (Trust)                               9 portfolios
        Lord Abbett Series Fund, Inc. (Lord Abbett)             1 portfolio
        General American Capital Company (GACC)                 1 portfolio

        Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. Not all sub-accounts are available for investment depending upon the terms of the variable life contracts offered for sale by Cova.

        The Separate Account commenced operations on February 26, 1998 and the sub-accounts commenced operations as follows:

        Trust Bond Debenture                April 13, 1998        Trust Large Cap Stock              April 13, 1998
        Trust Developing Growth             April 16, 1998        Trust Select Equity                March 23, 1998
        Trust Large Cap Research            May 4, 1998           Trust International Equity         March 23, 1998
        Trust Mid-Cap Value                 March 23, 1998        Lord Abbett Growth and Income      March 23, 1998
        Trust Quality Bond                  April 13, 1998        GACC Money Market                  February 26, 1998
        Trust Small Cap Stock               April 13, 1998

  (2)   SIGNIFICANT ACCOUNTING POLICIES

        (A)   INVESTMENT VALUATION

              Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

        (B)   REINVESTMENT OF DIVIDENDS

              With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

              GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account.


        (C)   FEDERAL INCOME TAXES

              The operations of the Separate Account are included in the federal income tax return of Cova, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

  (3)   CONTRACT CHARGES AND FEES

        There are contract charges and fees associated with the variable life insurance policy that are deducted from the policy account value that reduce the return on investment.

        (A)   INSURANCE CHARGES

              The insurance charges are: (1) mortality and expense risk, (2) administrative, (3) tax expense, and (4) cost of insurance. These charges are deducted from the policy account value on a monthly basis.

              For the first 10 years, the mortality and expense charge is equal, on an annual basis, to 0.90% of the policy account value, 1/12 of which is deducted each month. In succeeding years, the mortality and expense charge is equal, on an annual basis, to 0.75% of the policy account value, 1/12 of which is deducted each month. The administrative charge is equal, on an annual basis, to 0.40% of the policy account value, 1/12 of which is deducted each month. In 1998, mortality and expense risk and administrative charges of $12,998 were deducted from the contract values in the Separate Account.

              During the first 10 years, a tax expense charge is deducted. The tax expense charge is equal, on an annual basis, to 0.40% (.15% for federal tax and .25% for premium tax) of the policy account value, 1/12 of which is deducted each month. Premium taxes range from 0% to 4%. The premium tax charge is assessed regardless of the owner's actual state or local jurisdiction. In 1998, tax expense charges of $4,029 were deducted from the contract values in the Separate Account.

              The cost of insurance charge deducted each month from the policy account value depends upon the sex, age, and rating classification of the insured and whether the initial premium is 100% of the Maximum Premium Limit. In 1998, cost of insurance charges of $6,363 were deducted from the contract values in the Separate Account.

        (B)   SURRENDER CHARGES

              During the first 10 years, a surrender charge is deducted on withdrawals in excess of the Annual Withdrawal Amount. The surrender charge is a percentage of the premium surrendered as follows:

              policy years                      1-3        7.5%
              policy year                        4         6.0%
              policy year                        5         5.0%
              policy year                        6         4.0%
              policy year                        7         3.0%
              policy year                        8         2.0%
              policy year                        9         1.0%
              policy year                       10+        0.0%

              In 1998, no surrender charges were deducted from the contract values in the Separate Account.

              During the first 10 years, a deferred premium tax charge is deducted on premium surrendered. The deferred premium tax charge is a percentage of the premium surrendered as follows:

              policy year                        1         2.25%
              policy year                        2         2.00%
              policy year                        3         1.75%
              policy year                        4         1.50%
              policy year                        5         1.25%
              policy year                        6         1.00%
              policy year                        7         0.75%
              policy year                        8         0.50%
              policy year                        9         0.25%
              policy year                       10+        0.00%

              In 1998, no deferred premium tax charges were deducted from the contract values in the Separate Account.

        (C)   CONTRACT FEES

              An annual contract maintenance fee of $30 is imposed on all variable life contracts with contract values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the contract value is allocated. In 1998, there were no contract maintenance fees deducted from the contract values in the Separate Account.

              Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts of the Separate Account. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, will be deducted from the contract account value. Transfers made in the Dollar Cost Average program are not subject to the transfer fee. In 1998, there were no transfer fees deducted from the contract values in the Separate Account.

  (4)   SUBSEQUENT EVENT

        On January 8, 1999, the Lord Abbett Growth and Income sub-account ceased operations and its assets were transferred to the Trust Lord Abbett Growth and Income sub-account which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income sub-account invests in the Trust Lord Abbett Growth and Income Portfolio which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income Portfolio is managed by Lord Abbett who also manages the Lord Abbett Growth and Income Portfolio.


  (5)   TOTAL RETURN

        The total return for each sub-account since commencement of operations through December 31, 1998 follows:

        Trust Bond Debenture                                          0.78%
        Trust Developing Growth                                      (5.41)%
        Trust Large Cap Research                                      4.31%
        Trust Mid-Cap Value                                          (6.17)%
        Trust Quality Bond                                           (6.22)%
        Trust Small Cap Stock                                       (14.87)%
        Trust Large Cap Stock                                        13.96%
        Trust Select Equity                                           9.65%
        Trust International Equity                                    1.80%
        Lord Abbett Growth and Income                                 2.09%
        GACC Money Market                                             4.69%



  (6)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION

        The table below summarizes the realized gain (loss) on the sale of fund shares and the change in unrealized appreciation since commencement of operations through December 31, 1998.

                Realized gain (loss) on sale of fund shares:
                    Trust Bond Debenture:
                       Aggregate proceeds from sales of fund shares                      $            527
                       Aggregate cost of fund shares redeemed                                         527
                                                                                             --------------

                              Realized gain (loss)                                       $              --
                                                                                             ==============

                    Trust Developing Growth:
                       Aggregate proceeds from sales of fund shares                      $          1,194
                       Aggregate cost of fund shares redeemed                                       1,250
                                                                                             --------------

                              Realized gain (loss)                                       $            (56)
                                                                                             ==============

                    Trust Large Cap Research:
                       Aggregate proceeds from sales of fund shares                      $          1,809
                       Aggregate cost of fund shares redeemed                                       1,868
                                                                                             --------------

                              Realized gain (loss)                                       $            (59)
                                                                                             ==============

                Realized gain (loss) on sale of fund shares, continued:
                    Trust Mid-Cap Value:
                       Aggregate proceeds from sales of fund shares                      $          1,646
                       Aggregate cost of fund shares redeemed                                       1,706
                                                                                             --------------

                              Realized gain (loss)                                       $            (60)
                                                                                             ==============

                    Trust Quality Bond:
                       Aggregate proceeds from sales of fund shares                      $            890
                       Aggregate cost of fund shares redeemed                                         882
                                                                                             --------------

                              Realized gain (loss)                                       $              8
                                                                                             ==============

                    Trust Small Cap Stock:
                       Aggregate proceeds from sales of fund shares                      $          3,110
                       Aggregate cost of fund shares redeemed                                       2,852
                                                                                             --------------

                              Realized gain (loss)                                       $            258
                                                                                             ==============

                    Trust Large Cap Stock:
                       Aggregate proceeds from sales of fund shares                      $          4,336
                       Aggregate cost of fund shares redeemed                                       3,869
                                                                                             --------------

                              Realized gain (loss)                                       $            467
                                                                                             ==============

                    Trust Select Equity:
                       Aggregate proceeds from sales of fund shares                      $          2,999
                       Aggregate cost of fund shares redeemed                                       2,887
                                                                                             --------------

                              Realized gain (loss)                                       $            112
                                                                                             ==============

                    Trust International Equity:
                       Aggregate proceeds from sales of fund shares                      $          3,170
                       Aggregate cost of fund shares redeemed                                       3,287
                                                                                             --------------

                              Realized gain (loss)                                       $           (117)
                                                                                             ==============

                    Lord Abbett Growth and Income:
                       Aggregate proceeds from sales of fund shares                                 3,786
                       Aggregate cost of fund shares redeemed                                       3,746
                                                                                             --------------

                              Realized gain (loss)                                       $             40
                                                                                             ==============

                Realized gain (loss) on sale of fund shares, continued:
                    GACC Money Market:
                       Aggregate proceeds from sales of fund shares                      $      2,041,400
                       Aggregate cost of fund shares redeemed                                   2,029,315
                                                                                             --------------

                              Realized gain (loss)                                       $         12,085
                                                                                             ==============

                Unrealized appreciation:
                    Trust Bond Debenture:
                       Appreciation, end of period                                       $          5,181
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $          5,181
                                                                                             ==============

                    Trust Developing Growth:
                       Appreciation, end of period                                       $         21,898
                       Appreciation, beginning of period                                               --
                                                                                             --------------

                              Unrealized appreciation                                    $         21,898
                                                                                             ==============

                    Trust Large Cap Research:
                       Appreciation, end of period                                       $         11,811
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $         11,811
                                                                                             ==============

                    Trust Mid-Cap Value:
                       Appreciation, end of period                                       $         12,587
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $         12,587
                                                                                             ==============

                    Trust Quality Bond:
                       Appreciation, end of period                                       $            255
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $            255
                                                                                             ==============

                    Trust Small Cap Stock:
                       Appreciation, end of period                                       $         18,574
                       Appreciation, beginning of period                                                --
                                                                                             ==============

                              Unrealized appreciation                                    $         18,574
                                                                                             ==============

                         COVA VARIABLE LIFE ACCOUNT ONE

                          Notes to Financial Statements

                                December 31, 1998

                Unrealized appreciation, continued:
                    Trust Large Cap Stock:
                       Appreciation, end of period                                       $         44,695
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $         44,695
                                                                                             ==============

                    Trust Select Equity:
                       Appreciation, end of period                                       $         65,356
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $         65,356
                                                                                             ==============

                    Trust International Equity:
                       Appreciation, end of period                                       $          1,778
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $          1,778
                                                                                             ==============

                    Lord Abbett Growth and Income:
                       Appreciation, end of period                                       $         25,472
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $         25,472
                                                                                             ==============

                    GACC Money Market:
                       Appreciation, end of period                                       $          4,240
                       Appreciation, beginning of period                                                --
                                                                                             --------------

                              Unrealized appreciation                                    $          4,240
                                                                                             ==============


                         COVA VARIABLE LIFE ACCOUNT ONE

                          Notes to Financial Statements

                                December 31, 1998




(7)   UNIT TRANSACTIONS

      The change in the number of accumulation units is as follows:

                                                                                     Trust
                                              -------------------------------------------------------------------------------------
                                                                                    Large        Mid-                    Small
                                                  Bond          Developing           Cap          Cap       Quality       Cap
                                                  Debenture       Growth            Research     Value       Bond        Stock
                                              --------------------------------  -------------------------  ----------  ----------
Unit balance at beginning of period
    Contract units purchased                           --               --               --           --          --          --
    Contract units transferred, net                16,292           13,928           11,988       17,077      12,531      14,067
    Contract units redeemed                           (98)            (202)            (204)        (225)        (37)       (402)
                                              --------------  ----------------  -------------  ----------  ----------  ----------

Unit balance at end of period                      16,194           13,726           11,784       16,852      12,494      13,665
                                              ==============  ================  =============  ==========  ==========  ==========

                         COVA VARIABLE LIFE ACCOUNT ONE

                          Notes to Financial Statements

                                December 31, 1998

(7)   UNIT TRANSACTIONS

      The change in the number of accumulation units is as follows:

                                                                 Trust                                 Lord Abbett
                                              ---------------------------------------------  ------------------------------
                                                    Large                                        Growth           GACC
                                                                                                               ------------
                                                     Cap        Select      International          and            Money
                                                    Stock       Equity         Equity            Income          Market
                                              --   ---------   ---------   ----------------  ----------------  ------------
Unit balance at beginning of period
    Contract units purchased                             --          --             --                 --          303,667
    Contract units transferred, net                  21,607      42,165          8,896             62,823         (205,485)
    Contract units redeemed                            (405)       (554)          (347)              (745)         (55,081)
                                              --   ---------   ---------   ----------------  ----------------  ------------

Unit balance at end of period                        21,202      41,611          8,549             62,078           43,101
                                              ==   =========   =========   ================  ================  ============






COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Financial Statements (Unaudited)

June 30, 1999 and 1998




COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Balance Sheets
 (In thousands)


                                                                           June 30,
                                                                            1999              December 31,
     Assets                                                               (Unaudited)              1998
                                                                          -----------        --------------
Investments:

  Debt securities available for sale at fair value

  (cost of $1,510,855 in 1999 and $1,375,198 in 1998)                    $1,461,821             $1,371,513

  Equity securities, at fair value                                            9,037                  9,037

  Mortgage loans, net of allowance for potential loan loss                  323,531                312,865

  Investment Real estate                                                      3,950                      -

  Policy loans                                                               26,884                 26,295
                                                                             ------                 ------

Total investments                                                         1,825,223              1,719,710
                                                                          ---------              ---------

Cash and cash equivalents - interest bearing                                 75,792                 94,770

Cash - non-interest bearing                                                   6,832                  5,008

Accrued investment income                                                    23,954                 21,505

Deferred policy acquisition costs                                           177,681                131,973

Present value of future profits                                              43,587                 42,230

Goodwill                                                                     18,019                 18,585

Deferred tax benefits, net                                                    9,660                  4,786

Receivable from OakRe                                                       531,541                720,904

Due from affiliates                                                         216,931                246,198

Other assets                                                                  1,566                  6,674

Separate account assets                                                   2,257,878              1,832,396
                                                                          ---------              ---------

Total assets                                                             $5,188,664             $4,844,739
                                                                         ==========             ==========

See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Balance Sheets, (Continued)

 (In thousands)

                                                                       June 30
                                                                        1999                December 31,
     Liabilities and Shareholder's Equity                            (Unaudited)                 1998
                                                                     ------------           --------------
Liabilities:

  Policyholder deposits                                              $2,535,619               $2,643,124

  Future policy benefits                                                 58,430                   54,336

  Payable on return of collateral on loaned securities                   41,797                   25,923

  Payable on purchase of securities                                       5,682                    1,040

  Federal and state income taxes payable                                    410                      446

  Accounts payable and other liabilities                                 19,235                   18,714

  Future purchase price payable to OakRe                                  5,523                    6,976

  Guaranty fund assessments                                               9,700                    9,700

  Separate account liabilities                                        2,257,875                1,832,394
                                                                      ---------                ---------

Total liabilities                                                     4,934,271                4,592,653
                                                                      ---------                ---------

Shareholder's equity:

  Common stock                                                            5,799                    5,799

  Additional paid-in capital                                            230,491                  220,491

  Retained earnings                                                      28,846                   26,410

  Accumulated other comprehensive loss, net of tax                      (10,743)                    (614)
                                                                       --------                    -----

Total shareholder's equity                                              254,393                  252,086
                                                                        -------                  -------


Total liabilities and shareholder's equity                           $5,188,664               $4,844,739
                                                                     ==========               ==========

See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Income (Unaudited)

(In thousands)

                                                          Six months ended                 Three months ended
                                                              June 30,                          June 30,
                                                        1999             1998             1999             1998
                                                       ------------------------         --------------------------
Revenues:

Premiums                                                $9,755          $8,784            $6,467          $6,179

Net investment income                                   66,028          61,808            32,125          30,766

Net realized investment gains (losses)                  (4,794)         (1,754)           (2,569)            498

Separate account fees                                   14,326           9,433             7,637           5,149

Other income                                             4,786           1,691             2,558             868
                                                         -----           -----             -----            ----

Total revenues                                          90,101          79,962            46,218          43,460
                                                        ------          ------            ------          ------


Benefits and expenses:

Interest on policyholder deposits                       49,696          45,662            24,505          23,206

Current and future policy benefits                      11,918           9,696             8,112           6,237

Operating and other expenses                            18,140          13,701            10,012           7,143

Amortization of purchased intangible assets              1,911           2,008               966             998

Amortization of deferred acquisition costs               5,451           3,450             2,890           2,850
                                                         -----           -----             -----           -----

Total benefits and expenses                             87,116          74,517            46,485          40,434
                                                        ------          ------            ------          ------

Income (loss)before income taxes                         2,985           5,445              (267)          3,026
                                                         -----           -----             -----           -----

Income tax expense(benefit):

Current                                                   (206)         (1,312)           (4,421)          1,767

Deferred                                                   755           3,480             4,075            (575)
                                                           ---           -----             -----           -----

Total income tax expense (benefit)                         549           2,168             (346)           1,192
                                                           ---           -----             -----           -----

Net income                                              $2,436          $3,277               $79          $1,834
                                                        ======          ======               ===          ======

See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Shareholder's Equity (Unaudited)

(In thousands)

                                                                            For the periods ended

                                                                          6/30/99           12/31/98
                                                                         ---------          ---------
Common stock, at beginning and end of period                             $  5,799           $  5,799
                                                                           ------             ------

Additional paid-in capital:

Balance at beginning of period                                            220,491            191,491

Capital contribution                                                       10,000             29,000
                                                                           ------             ------

Balance at end of period                                                  230,491            220,491
                                                                          -------            -------

Retained earnings:

Balance at beginning of period                                             26,410             12,516

Net income                                                                  2,436             13,894
                                                                            -----             ------

Balance at end of period                                                   28,846             26,410
                                                                           ------             ------

Accumulated other comprehensive loss:

Balance at beginning of period                                               (614)             2,732

Change in unrealized depreciation of debt and equity securities           (45,350)           (14,571)

Change in deferred acquisition costs attributable to
unrealized appreciation                                                    27,279              6,996

Change in present value of future profits attributable to
unrealized depreciation                                                     2,488              2,428

Change in deferred federal income taxes impact                              5,454              1,801
                                                                            -----              -----

Balance at end of period                                                  (10,743)              (614)
                                                                          --------              -----

Total shareholder's equity                                               $254,393           $252,086
                                                                         ========           ========

Total comprehensive income (loss):

  Net income                                                               $2,436            $13,894

  Other comprehensive loss (change in
   Unrealized losses on debt and equity securities)                       (10,129)            (3,346)
                                                                         --------            -------

  Total comprehensive income(loss)                                        $(7,693)           $10,548
                                                                         ========            =======

  See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Cash Flows (Unaudited)

 (In thousands)

                                                                                    Six months ended
                                                                                        June 30,
                                                                               1999                  1998
                                                                              --------            ---------
Reconciliation of net income to net cash provided
     by operating activities:

  Net income                                                                    $2,436              $3,277

Adjustments to reconcile net income to net cash
     provided by operating activities:
                                                                                                     6,606
    Increase in future policy benefits                                           4,094

    (Decrease) increase in payables and accrued liabilities                        521              (3,128)

    Increase in accrued investment income                                       (2,449)               (711)

    Amortization of intangible assets                                            7,362               5,458

    Recapture commission paid to OakRe                                          (1,453)             (2,981)

    Net realized investment losses                                               4,794               1,754

    Interest accumulated on policyholder deposits                               49,696              45,662

    Increase in current and deferred federal income taxes                       (4,910)             (2,926)

    Commissions and expenses deferred                                          (23,880)            (24,496)

    Other                                                                        6,734               1,440
                                                                                -------             -------

Net cash provided by operating Activities                                       42,945              29,955
                                                                                ------              ------

Cash flows from investing activities:

  Cash used in the purchase of investment
    Securities                                                                (373,923)           (298,878)

  Proceeds from investment securities sold
    and matured                                                                227,903             265,979

  Other                                                                         (1,107)               (724)
                                                                               -------               -----

Net cash used in investing activities                                         (147,127)            (33,623)
                                                                             ----------            --------

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Statements of Cash Flows, (Unaudited) (Continued)

 (In thousands)

                                                                                  Six Months Ended
                                                                                      June 30,
                                                                             1999                   1998
                                                                           --------               ---------
Cash flows from financing activities:

  Policyholder deposits                                                    $484,855                 $506,586

  Transfers from OakRe                                                      206,951                  415,821

  Transfer to separate accounts                                            (288,377)                (424,680)

  Return of policyholder deposits                                          (378,266)                (432,606)

  Proceeds from security collateral on
    Securities lending                                                       15,874                        -

  Transfers from(to) RGA                                                     35,991                 (40,446)

  Capital contribution received                                              10,000                        -
                                                                             ------                   ------
Net cash provided by financing activities                                    87,028                   24,675
                                                                             ------                   ------

Increase(decrease) in cash and cash
  Equivalents                                                               (17,154)                  21,007
                                                                           --------                   ------

Cash and cash equivalents - beginning of Period                              99,778                   16,576
                                                                             ------                   ------

Cash and cash equivalents - end of period                                   $82,624                  $37,583
                                                                            =======                  =======

See accompanying notes to unaudited financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

June 30, 1999 and 1998

(1)

The interim consolidated financial statements for Cova Financial Services Life Insurance Company (the Company) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1998 and December 31, 1997, and for each of the years in the three-year period ended December 31, 1998 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  Investments

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as other comprehensive income. The carrying value and amortized cost of investments at June 30, 1999 were as follows:

                                                                                          June 30, 1999
                                                         --------------------------------------------------------------------------
                                                                         Gross          Gross           Estimated
                                                         Amortized     Unrealized     Unrealized           Fair          Carrying
                                                            Cost         Gains          Losses            Value            Value
                                                         --------------------------------------------------------------------------
                                                                                         (in thousands )
Debt securities:
  U.S. Government treasuries                               $28,220           $88       $(1,906)           $26,402          $26,402
  Government agency obligations                             46,126           464          (135)            46,455           46,455
  Corporate securities                                   1,050,390         3,530       (45,063)         1,008,857        1,008,857
  Mortgage-backed securities                               210,309           642        (2,022)           208,929          208,929
  Asset-backed securities                                  175,810           575        (5,207)           171,178          171,178
                                                        ----------         -----      ----------        ----------       ----------
Total debt securities                                    1,510,855         5,299       (54,333)         1,461,821        1,461,821

Equity securities                                            9,037             -              -             9,037            9,037
Mortgage loans(net)                                        323,531         9,884          (751)           332,664          323,531
Real estate                                                  3,950             -              -             3,950            3,950
Policy loans                                                26,884             -              -            26,884           26,884
                                                        ----------       -------       --------        ----------       -----------
Total investments                                       $1,874,257       $15,183      ($55,084)        $1,834,356       $1,825,223
                                                        ==========       =======      =========        ==========       ==========


Company's beneficial interest in
 Separate accounts                                             $3             --            --                 $3                $3
                                                              ---            ---           ---                 ---              ---

As of June 30, 1999, the Company had six nonincome producing debt securities totaling $12,618,058. The Company's valuation allowance for potential losses on mortgage loans is $775,500 at June 30, 1999.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

The amortized cost and fair market value of debt securities at June 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                          June 30, 1999
                                                           --------------------------------------
                                                                                        Fair
                                                            Amortized                  Market
                                                              Cost                     Value
                                                           --------------------------------------
                                                                       (in thousands )
Less than one year                                            $78,922                   $79,374

Due after one year through five years                         489,360                   469,383

Due after five years through ten years                        439,987                   422,300

Due after ten years                                           292,277                   281,835

Mortgage-backed securities                                    210,309                   208,929
                                                              -------                   -------

Total                                                      $1,510,855                $1,461,821
                                                           ==========                ==========


At June 30, 1999, approximately 90.8% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 9.2% non-investment grade debt securities, 6.1% are rated as BB, 1.9% are rated as B and 1.2% are rated as CCC and treated as impaired.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)

The components of net investment income, net realized capital losses and comprehensive income were as follows:

                                                              Six months ended                 Three months ended
                                                                   June 30,                          June 30,
                                                            1999           1998                1999           1998
                                                           -----------------------           ------------------------
                                                                                (in thousands )
Income on debt securities                                   $50,849       $46,118             $25,274        $22,880

Income on short-term investments                              1,013         1,206                 548            641

Income on equity securities                                     281             -                 137              -

Income on mortgage loans                                     13,666        14,500               6,095          7,250

Income on policy loans                                        1,043           965                 530            492

Miscellaneous interest                                          283            60                 114             35
                                                                ---            --                 ---             --
Total investment income                                      67,135        62,849              32,698         31,298

Investment expenses                                          (1,107)       (1,041)               (573)          (532)
                                                            -------       -------               -----          -----
Net investment income                                       $66,028       $61,808             $32,125        $30,766
                                                            =======       =======             =======        =======
Net realized capital gains(losses) - debt

  securities                                                $(4,794)      $(1,754)            $(2,569)          $498
                                                            ========      ========            ========          ====


                                                                    For the periods ended:
                                                            ----------------------------------------
                                                               6/30/99                  6/30/98
                                                            ----------------------------------------
                                                                        (in thousands)
Comprehensive income was as follows:

  Debt securities                                              $(45,350)                 $(546)

  Effects on deferred acquisition costs
    Amortization                                                 27,279                    242

  Effects on present value of future
    Profits amortization                                          2,488                     90
                                                                  -----                     --

  Unrealized depreciation before income Taxes                   (15,583)                  (214)

  Unrealized income tax benefit                                   5,454                     75
                                                                  -----                     --

Net change in comprehensive income                             $(10,129)                 $(139)
                                                              ==========                =======

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Corporation)

Notes to Interim Financial Statements - (Unaudited)


(3)      Securities Greater than 10% of Shareholder's Equity

As of June 30, 1999 the Company does not have any individual security that exceeds 10% of shareholder's equity:

(4)      Statutory Surplus

As  of  June  30,  1999,  the  Company's   statutory  capital  and  surplus  was
$104,250,501. The Company's statutory net losses for the periods ended June 30, 1999 and 1998 were $9,554,724 and $4,784,981, respectively.

(5)      Related-Party Transactions

The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are Cova Life Management Company, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, General
American Life Insurance Company. Cova Life Administrative Service Company provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies as of June 30, 1999 and 1998 were $10,768,818 and $9,712,533, respectively.

(6)   SUBSEQUENT EVENT

On August 26, 1999, the Company's ultimate parent, General American Life Insurance Company (GALIC), entered into a definitive agreement, whereby MetLife will acquire GALIC's parent company GenAmerica Corporation for $1.2 billion in cash. The purchase is subject to the approval of the Missouri Director of Insurance, and it is expected to be completed in the fourth quarter of 1999.

(7)  Others

Certain 1998 amounts have reclassified to conform to the 1999 presentation.






                             COVA FINANCIAL SERVICES
                     LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                        Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)




                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Services Life Insurance Company:


     We have audited the accompanying consolidated balance sheets of Cova Financial Services Life Insurance Company and subsidiaries (a wholly owned subsidiary of Cova Corporation) (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





     March 4, 1999

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997


                                       ASSETS                                              1998           1997
                                                                                       -------------  -------------
                                                                                             (IN THOUSANDS)
Investments:
    Debt securities available-for-sale, at fair value (cost of
      $1,375,198 in 1998 and $1,269,362 in 1997)                                     $    1,371,513      1,280,247
    Equity securities, at fair value                                                          9,037             --
    Mortgage loans, net of allowance for potential loan loss
      of $510 in 1998 and $237 in 1997                                                      312,865        348,206
    Policy loans                                                                             26,295         24,228
                                                                                       -------------  -------------

             Total investments                                                            1,719,710      1,652,681


Cash and cash equivalents - interest-bearing                                                 94,770         12,910
Cash - noninterest-bearing                                                                    5,008          3,666
Receivable from sale of securities                                                            5,845          1,870
Accrued investment income                                                                    21,505         20,602
Deferred policy acquisition costs                                                           131,973         84,326
Present value of future profits                                                              42,230         41,486
Goodwill                                                                                     18,585         19,717
Deferred tax asset, net                                                                       4,786          7,933
Receivable from OakRe                                                                       720,904      1,426,261
Due from affiliates                                                                         246,198        127,599
Other assets                                                                                    829          2,184
Separate account assets                                                                   1,832,396      1,108,125
                                                                                       -------------  -------------

             Total assets                                                            $    4,844,739      4,509,360
                                                                                       =============  =============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                     Consolidated Balance Sheets, Continued

                           December 31, 1998 and 1997


                       LIABILITIES AND SHAREHOLDER'S EQUITY                               1998            1997
                                                                                       ------------   -------------
                                                                                             (IN THOUSANDS)
Liabilities:
    Policyholder deposits                                                            $   2,643,124       3,098,287
    Future policy benefits                                                                  54,336          38,361
    Payable on return of collateral on loaned securities                                    25,923              --
    Payable on purchase of securities                                                        1,040           7,261
    Federal and state income taxes payable                                                     446           1,312
    Accounts payable and other liabilities                                                  18,714          21,912
    Future purchase price payable to OakRe                                                   6,976          12,173
    Guaranty fund assessments                                                                9,700           9,700
    Separate account liabilities                                                         1,832,394       1,107,816
                                                                                       ------------   -------------

             Total liabilities                                                           4,592,653       4,296,822
                                                                                       ------------   -------------

Shareholder's equity:
    Common stock, $2 par value.  (Authorized
      5,000,000 shares; issued and outstanding
      2,899,466 shares in 1998 and 1997)                                                      5,799           5,799
    Additional paid-in capital                                                             220,491         191,491
    Retained earnings                                                                       26,410          12,516
    Accumulated other comprehensive
      income - net of tax                                                                     (614)          2,732
                                                                                       ------------   -------------

             Total shareholder's equity                                                    252,086         212,538
                                                                                       ------------   -------------

             Total liabilities and shareholder's equity                              $   4,844,739       4,509,360
                                                                                       ============   =============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                        Consolidated Statements of Income

                  Years ended December 31, 1998, 1997, and 1996


                                                             1998         1997        1996
                                                          -----------  -----------  ----------
                                                                    (in thousands)
Revenues:
    Premiums                                            $     23,875        9,368       3,154
    Net investment income                                    127,812      111,661      70,629
    Net realized gains (losses) on sales
      of investments                                          (1,600)         563         472
    Separate account fees                                     20,820       12,455       7,205
    Other income                                               5,372        4,950       3,304
                                                          -----------  -----------  ----------

             Total revenues                                  176,279      138,997      84,764
                                                          -----------  -----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                         93,759       81,129      50,100
    Current and future policy benefits                        25,225       11,496       5,130
    Operating and other expenses                              27,190       21,758      16,557
    Amortization of purchased
      intangible assets                                        3,445        3,668       2,332
    Amortization of deferred policy
      acquisition costs                                        9,393        6,307       4,389
                                                          -----------  -----------  ----------

             Total benefits and expenses                     159,012      124,358      78,508
                                                          -----------  -----------  ----------

             Income before income taxes                       17,267       14,639       6,256
                                                          -----------  -----------  ----------

Income tax expense (benefit):
    Current                                                   (1,576)       1,951       1,740
    Deferred                                                   4,949        3,710         915
                                                          -----------  -----------  ----------

             Total income tax expense                          3,373        5,661       2,655
                                                          -----------  -----------  ----------

             Net income                                 $     13,894        8,978       3,601
                                                          ===========  ===========  ==========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1998, 1997, and 1996


                                                                              1998          1997         1996
                                                                           -----------   -----------  -----------
                                                                                      (in thousands)
Common stock, balance at beginning
    and end of period                                                    $      5,799         5,799        5,799
                                                                           -----------   -----------  -----------

Additional paid-in capital:
    Balance at beginning of period                                            191,491       166,491      129,586
    Capital contribution                                                       29,000        25,000       36,905
                                                                           -----------   -----------  -----------

Balance at end of period                                                      220,491       191,491      166,491
                                                                           -----------   -----------  -----------

Retained earnings (deficit):
    Balance at beginning of period                                             12,516         3,538          (63)
    Net income                                                                 13,894         8,978        3,601
                                                                           -----------   -----------  -----------

Balance at end of period                                                       26,410        12,516        3,538
                                                                           -----------   -----------  -----------

Accumulated other comprehensive income:
    Balance at beginning of period                                              2,732          (784)       2,764
    Change in unrealized appreciation
      (depreciation) of debt and equity
      securities                                                              (14,571)       14,077      (13,915)
    Deferred federal income tax impact                                          1,801        (1,893)       1,910
    Change in deferred policy acquisition costs attributable
      to unrealized depreciation (appreciation)                                 6,996        (5,342)       1,561
    Change in present value of future profits
      attributable to unrealized depreciation (appreciation)                    2,428        (3,326)       6,896
                                                                           -----------   -----------  -----------

Balance at end of period                                                         (614)        2,732         (784)
                                                                           -----------   -----------  -----------

             Total shareholder's equity                                  $    252,086       212,538      175,044
                                                                           ===========   ===========  ===========

Total comprehensive income:
    Net income                                                           $     13,894         8,978        3,601
    Other comprehensive income (change in net unrealized
      appreciation (depreciation) of debt and equity securities)               (3,346)        3,516       (3,548)
                                                                           -----------   -----------  -----------

             Total comprehensive income                                  $     10,548        12,494           53
                                                                           ===========   ===========  ===========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997, and 1996


                                                                             1998          1997          1996
                                                                         -------------  ------------  ------------
                                                                                             (in thousands)
Reconciliations of net income to net cash provided by
  operating activities:
      Net income                                                       $       13,894         8,978         3,601
      Adjustments to reconcile net income to net
        cash provided by operating activities:
           Increase in future policy benefits                                  15,975         6,019           680
           Increase (decrease) in payables and
             accrued liabilities                                               (3,198)       (1,194)        2,900
           Increase in accrued investment income                                 (903)       (5,591)       (4,778)
           Amortization of intangible assets and                               12,838         9,975         6,721
             deferred policy acquisition costs
           Amortization and accretion of securities
             premiums and discounts                                            (1,767)        1,664         2,751
           Recapture commissions paid to OakRe                                 (5,197)       (4,837)       (4,483)
           Net realized loss (gain) on sale of investments                      1,600          (563)         (472)
           Interest accumulated on policyholder deposits                       93,759        81,129        50,100
           Increase (decrease) in current and
             deferred federal income taxes                                      2,281         5,917          (351)
           Separate account net income                                            (12)       (2,637)       (2,008)
           Commissions and expenses deferred                                  (50,044)      (46,142)      (34,803)
           Other                                                               (3,566)       (3,537)         (578)
                                                                         -------------  ------------  ------------

             Net cash provided by operating activities                         75,660        49,181        19,280
                                                                         -------------  ------------  ------------

Cash flows from investing activities:
    Cash used in the purchase of investment securities                       (733,049)     (809,814)     (715,274)
    Proceeds from investment securities sold and matured                      642,481       382,783       262,083
    Other                                                                      (1,159)       15,400       (14,166)
                                                                         -------------  ------------  ------------

             Net cash used in investing activities                     $      (91,727)     (411,631)     (467,357)
                                                                         -------------  ------------  ------------


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                Consolidated Statements of Cash Flows, Continued

                  Years ended December 31, 1998, 1997, and 1996


                                                                                  1998          1997          1996
                                                                              -------------  ------------  ------------
                                                                                                  (in thousands)
Cash flows from financing activities:
    Policyholder deposits                                                   $    1,014,075       841,174       446,784
    Transfers from OakRe                                                           812,520       637,168       574,010
    Transfer to separate accounts                                                 (789,872)     (450,303)     (126,797)
    Return of policyholder deposits                                               (889,202)     (597,425)     (491,025)
    Proceeds from security collaterals on securities lending                        25,923            --            --
    Transfers to RGA                                                              (103,175)     (120,411)           --
    Capital contributions received                                                  29,000        25,000        20,000
                                                                              -------------  ------------  ------------

             Net cash provided by financing activities                              99,269       335,203       422,972
                                                                              -------------  ------------  ------------

             Increase (decrease) in cash and
               cash equivalents                                                     83,202       (27,247)      (25,105)

Cash and cash equivalents at beginning of period                                    16,576        43,823        62,256
CFLIC contributed cash (note 9)                                                         --            --         6,672
                                                                              -------------  ------------  ------------

Cash and cash equivalents at end of period                                  $       99,778        16,576        43,823
                                                                              =============  ============  ============

See accompanying notes to consolidated financial statements.


                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



  (1)   NATURE OF BUSINESS AND ORGANIZATION

              NATURE OF THE BUSINESS

              Cova Financial Services Life Insurance Company (CFSLIC) and subsidiaries (the Company) market and service single premium deferred annuities, immediate annuities, variable annuities, term life, single premium variable universal life, and single premium whole life insurance policies. The Company is licensed to do business in 47 states and the District of Columbia. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Single premium whole life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

              Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general accounts. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general accounts is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the single premium variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

              Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 89%, 73%, and 66% of the Company's sales have been through two specific brokerage firms, A.
              G. Edwards & Sons, Incorporated and Edward Jones & Company in 1998, 1997, and 1996, respectively.

              ORGANIZATION

              CFSLIC, formerly Xerox Financial Services Life Insurance Company (XFSLIC), is a wholly owned subsidiary of Cova Corporation, a subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. When Cova Corporation purchased CSFLIC from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, it entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), a subsidiary of XFSLIC, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of CFSLIC. Ownership of OakRe was retained by XFSI subsequent to the sale of XFSLIC and other affiliates. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods which will be substantially expired by the end of the year 2000, from the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

              In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ended December 31, 1998 and 1997.

              In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

              The Company owns 100% of the outstanding shares of First Cova Life Insurance Company (a New York domiciled insurance company) (FCLIC) and Cova Financial Life Insurance Company (a California domiciled insurance company) (CFLIC). Ownership of CFLIC was obtained on December 31, 1996 as the result of a capital contribution by Cova Corporation. The Company has presented the consolidated financial position and results of operations for its subsidiaries from the dates of actual ownership (see note 9).


  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              DEBT SECURITIES

              Investments in all debt securities with readily determinable market values are classified into one of three categories: held to maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities at December 31, 1998 and 1997 were classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in the shareholder's equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

              Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

              A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in fair value that is deemed to be other than temporary.

              Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income. Gains or losses on financial future or option contracts which qualify as hedges of investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

              EQUITY SECURITIES

              Equity securities represent investments in nonredeemable preferred stock and common stock warrants. These securities are carried at fair value, which is determined primarily through published quotes of trading values. Changes to adjust the carrying value are reported directly in shareholder's equity. Other-than-temporary declines below cost are recorded as realized losses.

              MORTGAGE LOANS AND POLICY LOANS

              Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions.

              Reserves for loans are established when the Company determines that collection of all amounts due under the contractual terms is doubtful and are calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures.

              The Company had no impaired loans, and the valuation allowance for potential losses on mortgage loans was $510,000 and $237,000, at December 31, 1998 and 1997, respectively.

              CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

              SEPARATE ACCOUNT ASSETS

              Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity or life policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate account and assesses withdrawal charges in the event of early withdrawals. Separate account assets are carried at fair value.

              In order to provide for optimum policyholder returns and to allow for the replication of the investment performance of existing "cloned" mutual funds, the Company has periodically transferred capital to the separate account to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. The Company's capital investment in the separate accounts as of December 31, 1998 and 1997, is presented in note 3.

              DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred. These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

              The components of deferred policy acquisition costs are shown below. The effects on deferred policy acquisition costs of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                      1998          1997          1996
                                                                   ------------  ------------ -------------
                                                                               (IN THOUSANDS)
Deferred policy acquisition costs, beginning of period           $    84,326        49,833       14,468
Commissions and expenses deferred                                     50,044        46,142       34,803
Amortization                                                          (9,393)       (6,307)      (4,389)
Deferred policy acquisition costs attributable to
    unrealized depreciation (appreciation)                             6,996        (5,342)       1,561
Effects on deferred policy acquisition costs of CFLIC
    consolidation                                                        --             --        3,390
                                                                   ------------  ------------ -------------

Deferred policy acquisition costs, end of period                 $   131,973        84,326       49,833
                                                                   ============  ============ =============

              PURCHASE-RELATED INTANGIBLE ASSETS AND LIABILITIES

              In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date.

                  Present Value of Future Profits

                  The Company established an intangible asset which represents the present value of future profits (PVFP) to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 18% (12% net after tax).

                  In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities appreciation and depreciation, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from inception. The amortization and adjustments resulting from unrealized appreciation and depreciation are not recognized currently in income but as an offset to the accumulated other comprehensive income reflected as a separate component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                  Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 4.8%, 6.2%, 6.9%, 7.3%, and 7.1% for the years ended December 31, 1999 through 2003, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

                  During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a reallocation of the net purchased intangible asset between PVFP, goodwill, and the future payable. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996.

                  The components of PVFP are shown below. The effects on PVFP of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                  1998          1997          1996
                                                               ------------  ------------ -------------
                                                                           (IN THOUSANDS)
PVFP - beginning of period                                   $    41,486         46,389      38,155
Net amortization                                                  (1,684)        (1,577)       (473)
Present value of future profits attributable to unrealized
    depreciation (appreciation)                                    2,428         (3,326)      6,896
Adjustment due to revised push-down purchase accounting
                                                                       --              --         698
Effects on present value of future profits of CFLIC
    consolidation                                                     --             --       1,113
                                                               ------------  ------------ -------------

   PVFP - end of period                                      $    42,230         41,486      46,389
                                                               ============  ============ =============


Goodwill

Under the push-down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as goodwill. The Company has elected to amortize goodwill on the straight-line basis over a 20-year period. The components of goodwill are shown below. The effects on goodwill of the consolidation of CFLIC (see note 9) with the Company are presented separately.


                                                                    1998         1997         1996
                                                                 -----------  ------------ ------------
                                                                            (IN THOUSANDS)
Goodwill - beginning of period                                 $    19,717       20,849       23,358
Amortization                                                        (1,132)      (1,132)        (916)
Adjustment due to revised push-down purchase accounting
                                                                         --            --       (3,626)
Effects on goodwill of CFLIC consolidation                              --           --        2,033
                                                                 -----------  ------------ ------------

Goodwill - end of period                                       $    18,585       19,717       20,849
                                                                 ===========  ============ ============

                  Future Payable

                  Pursuant to the financial reinsurance agreement with OakRe, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force into the next guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.50% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.

                  The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.50%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the end of the year 2000.


The components of this future payable are shown below. The effects on the future payable on the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                    1998         1997         1996
                                                                 -----------  ------------  ----------
                                                                            (IN THOUSANDS)
Future payable - beginning of period                           $    12,173       16,051       23,967
Interest added                                                         629          959          943
Payments to OakRe                                                   (5,826)      (4,837)      (4,483)
Adjustment due to revised push-down purchase
    accounting                                                          --           --       (5,059)
Effects on goodwill of CFLIC consolidation                              --           --          683
                                                                 -----------  ------------ -----------

Future payable - end of period                                 $     6,976       12,173       16,051
                                                                 ===========  ============ ===========

              DEFERRED TAX ASSETS AND LIABILITIES

              XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition was revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis consolidated balance sheet of approximately $37.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

              POLICYHOLDER DEPOSITS

              The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Company's policyholder deposits as of December 31, 1998 was 5.86%.

              FUTURE POLICY BENEFITS

              Reserves are held for future policy benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

              Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

              PREMIUM REVENUE

              The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. Amounts collected on annuity policies not subject to longevity risk are recorded as increases in the policyholder deposits liability. For term and single premium variable life products, premiums are recognized as revenue when due.

              OTHER INCOME

              Other income consists primarily of policy surrender charges, servicing fee from OakRe for administrating their policies, and advisory fees received from GALIC for advisory services rendered on their individual annuity products.

              FEDERAL INCOME TAXES

              The Company files a consolidated income tax return with its subsidiaries. Allocations of federal income taxes are based upon separate return calculations.

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              RISKS AND UNCERTAINTIES

              In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
              Actual results could differ significantly from those estimates.

              The following elements of the consolidated financial statements are most affected by the use of estimates and assumptions:

                   -  Investment valuation
                   -  Amortization of deferred policy acquisition costs
                   -  Amortization of present value of future profits
                   -  Recoverability of goodwill

              The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

              The amortization of deferred policy acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

              In a similar manner, the amortization of PVFP is based on estimates of long-term future profits from existing policies when the Company was purchased by GALIC and policies recaptured from OakRe. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

              The Company has considered the recoverability of goodwill and has concluded that no circumstances have occurred which would give rise to impairment of goodwill at December 31, 1998.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

              These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because the value of a business is also based upon its anticipated earning power, the aggregate fair value amounts represented do not present the underlying value of the Company.

              The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and Cash Equivalents, Short-term Investments,
                      and Accrued Investment Income

                  The carrying value amounts reported in the consolidated balance sheets for these instruments approximate their fair values. Short-term debt securities are considered available-for-sale.

                  Investment Securities and Mortgage Loans
                     (Including Mortgage-backed Securities)

                  Fair values of debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

                  Policy Loans

                  Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and, therefore, approximate current interest rates.

                  Interest Rate Swaps and Financial Futures Contracts

                  The fair value of interest rate swaps and financial futures contracts are the amounts the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Amounts are based on quoted market prices or pricing models or formulas using current assumptions (see note 5 for fair value disclosures).

                  Investment Contracts

                  The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated as the amount payable on demand. As of December 31, 1998 and 1997, the cash surrender value of policyholder deposits was approximately $103.2 million and $151.5 million less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

                  All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

              REINSURANCE

              Effective in December 1998, the Company entered into a financing reinsurance agreement with GALIC. The reinsurance agreement provides that the Company will reinsurance a block of annuity business issued by GALIC on a 36% coinsurance basis. The Company recognized income and a corresponding receivable for $1.6 million related to the reinsurance agreement.

              The financing reinsurance agreement entered into with OakRe as a condition to the purchase of the Company does not meet the conditions for reinsurance accounting under generally accepted accounting principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

              During 1997, the Company entered into a financing reinsurance agreement with RGA Reinsurance Company (RGA), an affiliate, related to certain of the Company's single premium deferred annuity products. The agreement contains recapture provisions, at the option of the Company, beginning in 1999 at a rate of 20% per year. Deposits recorded under the contract were approximately $219 million and $120 million and are reflected as policyholder deposits in the consolidated balance sheets at December 31, 1998 and 1997, respectively.

              RECENTLY ADOPTED ACCOUNTING STANDARDS

              On January 1, 1998, SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, became fully effective. Previously, the Financial Accounting Standards Board (the FASB) had deferred until that date certain provisions of SFAS No. 125 pertaining to repurchase agreements, securities lending, and similar financing transactions. As a result of adopting the deferred provisions of SFAS No. 125, the Company has recognized on its December 31, 1998 consolidated balance sheet cash of approximately $25,923,000 related to collateral controlled on securities lending transactions and a corresponding obligation to return such collateral at the termination of such transactions. Restatement of prior period financial statements is not permitted.

              In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the fiscal year beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided is required for comparative purposes. The Company has elected to adopt SFAS No. 130 in 1998. The adoption of SFAS No. 130 has no impact on the Company's consolidated net income or shareholder's equity. The Company's only component of accumulated other comprehensive income relates to unrealized appreciation and depreciation on debt and equity securities.

              RECENTLY ISSUED ACCOUNTING STANDARD

              SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. The Company's present accounting policies would apply such accounting treatment only to marketable securities as defined under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and to off-balance sheet derivative instruments. SFAS No. 133 will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It also will require separate disclosure of identifiable derivative instruments embedded in hybrid securities. Change in the fair value of derivative instruments is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

              SFAS No. 133 is effective for the Company beginning January 1, 2000. The Company's management is currently evaluating the impact of SFAS No. 133; at present, the management does not believe it will have a material effect on the Company's consolidated financial position or results of operations.

              OTHER

              Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

  (3)  INVESTMENTS

       The Company's investments in debt and equity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost, estimated fair value, and carrying value of investments at December 31, 1998 and 1997, are as follows:

                                                                       1998
                                   -----------------------------------------------------------------------------
                                                       GROSS          GROSS         ESTIMATED
                                     AMORTIZED      UNREALIZED      UNREALIZED         FAIR         CARRYING
                                       COST            GAINS          LOSSES          VALUE           VALUE
                                   --------------  -------------- --------------- --------------- --------------
                                                                  (IN THOUSANDS)
Debt securities:
    U.S. Government
       treasuries                $       28,288            249            (84)          28,453          28,453
    Collateralized mortgage
    obligations                         303,577          3,067         (1,571)         305,073         305,073
    Corporate, state,
    municipalities, and
    political subdivisions            1,043,333         19,736        (25,082)       1,037,987       1,037,987
                                   --------------  -------------- --------------- --------------- --------------

        Total debt securities         1,375,198         23,052        (26,737)       1,371,513       1,371,513

Equity securities                         9,037             --             --            9,037           9,037
Mortgage loans (net)                    312,865         17,500             --          330,365         312,865
Policy loans                             26,295             --             --           26,295          26,295
                                   --------------  -------------- --------------- --------------- --------------

        Total investments        $    1,723,395         40,552        (26,737)       1,737,210       1,719,710
                                   ==============  ============== =============== =============== ==============

Company's beneficial interest
    in separate accounts
                                 $            2             --             --                2               2
                                   ==============  ============== =============== =============== ==============


                                                                       1997
                                   -----------------------------------------------------------------------------
                                                       GROSS          GROSS         ESTIMATED
                                     AMORTIZED      UNREALIZED      UNREALIZED         FAIR         CARRYING
                                       COST            GAINS          LOSSES          VALUE           VALUE
                                   --------------  -------------- --------------- --------------- --------------
                                                                  (IN THOUSANDS)
Debt securities:
    U.S. Government
    treasuries                   $        8,067            121             --            8,188           8,188
    Collateralized mortgage
    obligations                         370,802          4,504           (524)         374,782         374,782
    Corporate, state,
    municipalities, and
    political subdivisions              890,493         14,867         (8,083)         897,277         897,277
                                   --------------  -------------- --------------- --------------- --------------

        Total debt securities         1,269,362         19,492         (8,607)       1,280,247       1,280,247

Mortgage loans (net)                    348,206         24,346             --          372,552         348,206
Policy loans                             24,228             --             --           24,228          24,228
                                   --------------  -------------- --------------- --------------- --------------

        Total investments        $    1,641,796         43,838         (8,607)       1,677,027       1,652,681
                                   ==============  ============== =============== =============== ==============

Company's beneficial interest
    in separate accounts
                                 $          300              9             --              309             309
                                   ==============  ============== =============== =============== ==============

The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                             1998
                                                  ------------------------------
                                                                   ESTIMATED
                                                   AMORTIZED         FAIR
                                                      COST          VALUE
                                                  --------------  --------------
                                                        (IN THOUSANDS)
Less than one year                              $       55,653          54,942
Due after one year through five years                  504,712         498,469
Due after five years through ten years                 390,086         392,828
Due after ten years                                    121,170         120,201
Mortgage-backed securities                             303,577         305,073
                                                  --------------  --------------

              Total                             $    1,375,198       1,371,513
                                                  ==============  ==============

        At December 31, 1998, approximately 89.8% of the Company's debt securities are investment grade or are nonrated but considered to be of investment grade. Of the 10.2% noninvestment grade debt securities, 7.4% are rated as BB, 2.4% are rated as B, and 0.4% are rated C and treated as impaired.

        The Company participates in a securities lending program whereby certain securities are loaned to third parties, primarily major brokerage firms. The agreement with a custodian bank facilitating such lending requires a minimum of 102% of the initial market value of the domestic loaned securities to be maintained in a collateral pool. To further minimize the credit risk related to this lending program, the Company monitors the financial condition of the counterparties to these agreements. Securities loaned at December 31, 1998 had market values totaling $25,247,750. Cash of $25,923,295 was held as collateral to secure this agreement.
        Income on the Company's security lending program in 1998 was immaterial.

        The Company had two impaired debt securities, of which one became nonincome producing on December 31, 1998. All debt securities were income producing at December 31, 1997.

The components of investment income, realized capital gains (losses), and unrealized appreciation (depreciation) are as follows:
                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Income on debt securities                                              $    94,876        84,203       53,632
Income on short-term investments                                             2,720         2,265        2,156
Income on interest rate swaps                                                   71            43           --
Income on policy loans                                                       1,980         1,852        1,454
Interest on mortgage loans                                                  28,650        24,890       13,633
Income on separate account investments                                          13         2,637          772
Loss on derivatives                                                             --        (2,035)      (1,640)
Miscellaneous interest                                                       1,644          (258)       1,773
                                                                         ------------  ------------ -------------

              Total investment income                                      129,954       113,597       71,780

Investment expenses                                                         (2,142)       (1,936)      (1,151)
                                                                         ------------  ------------ -------------

              Net investment income                                    $   127,812       111,661       70,629

Net realized capital gains (losses) are as follows:
    Debt securities                                                    $    (1,600)          537          469
    Mortgage loans                                                              --            27            4
    Short-term investments                                                      --            (1)          (1)
                                                                         ------------  ------------ -------------

              Net realized gains (losses) on investments               $    (1,600)          563          472
                                                                         ============  ============ =============


                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Unrealized appreciation (depreciation) are as follows:
    Debt securities                                                    $   (3,685)        10,885       (3,192)
    Effects on deferred acquisition costs
       amortization                                                         3,215         (3,781)       1,561
    Effects on PVFP amortization                                             (473)        (2,901)         425
                                                                         ------------  ------------ -------------

         Unrealized appreciation (depreciation)
           before income tax                                                 (943)         4,203       (1,206)

    Unrealized income tax benefit (expense)                                   329         (1,471)         422
                                                                         ------------  ------------ -------------

         Net unrealized appreciation (depreciation)
           on investments                                              $     (614)         2,732         (784)
                                                                         ============  ============ =============

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1998 were $486,264,174. Gross gains of $5,102,040 and gross losses of $6,601,099 were realized on those sales. Included in these amounts were $1,002,539 of gross gains and $6,011,305 of gross losses realized on the sale of noninvestment grade securities. Net realized losses include a 1998 impairment adjustment totaling approximately $100,000 related to two debt securities held by the Company.

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1997 were $358,658,091. Gross gains of $1,765,242 and gross losses of $254,493 were realized on those sales. Included in these amounts were $681,159 of gross gains and $122,480 of gross losses realized on the sale of noninvestment grade securities. Net realized gains include a 1997 impairment adjustment totaling approximately $974,000 related to one debt security held by the Company.

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1996 were $223,430,495. Gross gains of $1,158,518 and gross losses of $687,126 were realized on those sales. Included in these amounts were $28,969 of gross gains realized on the sale of noninvestment grade securities.

        Securities with a carrying value of approximately $6,400,000 at December 31, 1998 were deposited with government authorities as required by law.

  (4)   SECURITIES GREATER THAN 10% OF SHAREHOLDER'S EQUITY

        The Company does not have any individual security that exceeds 10% of shareholder's equity at December 31, 1998 and 1997.

  (5)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        A derivative financial instrument, in very general terms, refers to a security whose value is derived from the value of an underlying asset, reference rate, or index.

        The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its portfolio and to manage the portfolio's effective yield, maturity, and duration. All of the Company's holdings are marked to fair value monthly with the change in value reflected in unrealized appreciation/depreciation. Upon disposition, a realized gain or loss is recognized accordingly, except when the disposition closes a hedge. In this instance, the recognition of gain or loss is postponed until the disposal of the security underlying the option or futures contract.

        Summarized below are the specific types of derivative instruments used by the Company.

              INTEREST RATE SWAPS

              At December 31, 1998, the Company had two outstanding interest rate swap agreements which expire at 2002 and 2003. Under the agreements, the Company receives a fixed rate of 6.63% and 6.70% on a notional amount of $7 and $8 million, respectively, and pays a floating rate based on London Interbank Offered Rate (LIBOR). The estimated fair value of the agreements at December 31, 1998 was a net unrealized gain of approximately $0.6 million which is recognized in the accompanying consolidated balance sheet.

              At December 31, 1997, the Company has one outstanding interest rate swap agreement which expires in 2002. Under the agreement, the Company receives a fixed rate of 6.63% on $7.0 million and pays a floating rate based on LIBOR. At December 31, 1997, the estimated fair value of the agreement was immaterial.

              Under interest rate swaps, the Company agrees with counterparties to exchange, at specific intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statement of income.

              FUTURES

              In order to limit exposure to market fluctuations related to temporary seed money invested within the separate account, the Company entered into financial futures contracts during 1997 and 1996. No financial futures contracts were held during 1998. The Company recorded $-0-, $2,035,309, and $1,639,717 of losses from terminated contracts as a component of net investment income during 1998, 1997 and 1996, respectively. The Company also recorded gains of $-0-, $2,636,999, and $2,007,720 as a component of net investment income from market appreciation on the underlying hedged securities within the separate account during 1998, 1997, and 1996, respectively.

              A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. The Company utilized futures on the S&P 500 index in 1997. Upon entering into futures contracts, the Company maintains, in a segregated account with its custodian, securities with a value equal to an agreed upon portion of the notional obligation under the futures contracts. During the period the futures contract is open, payments are received from or made to the broker daily based upon changes in the value of the contract with the related income or loss reflected in the consolidated statement of income as a contra to changes in fair value of the hedged securities.

              The Company is exposed to credit related risk in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. It is the Company's policy to deal only with highly rated companies.

  (6)   COMPREHENSIVE INCOME

The components of comprehensive income are as follows:

                                                                            1998          1997          1996
                                                                         ------------  ------------ -------------
                                                                                     (IN THOUSANDS)
Net income                                                             $    13,894         8,978        3,601
                                                                         ------------  ------------ -------------
Other comprehensive income (loss), before tax -
    unrealized appreciation (depreciation) of debt and
       equity securities arising during period:
          Unrealized holding appreciation (depreciation)
              of debt and equity securities                                (12,971)       13,514      (14,387)
          Adjustment to deferred acquisition costs
              attributable to unrealized
              (appreciation) depreciation                                    6,228        (5,128)       1,614
          Adjustment to PVFP attributable to unrealized
              (appreciation) depreciation                                    2,161        (3,193)       7,130
                                                                         ------------  ------------ -------------

               Total unrealized appreciation (depreciation)
                  arising during period                                     (4,582)        5,193       (5,643)

    Less reclassification adjustments for realized (gains) losses included in net income:
          Adjustment for (gains) losses included in
              net realized gains (losses) on sales
              of investments                                                 1,600          (563)        (472)
          Adjustment for (gains) losses included in
              amortization of PVFP                                            (768)          214           53
          Adjustment for (gains) losses included in
              amortization of deferred acquisition costs                      (267)          133          234
                                                                         ------------  ------------ -------------

               Total reclassification adjustments for (gains)
                  losses included in net income                                565          (216)        (185)
                                                                         ------------  ------------ -------------

               Other comprehensive income (loss) before related
                  income tax expense (benefit)                              (5,147)        5,409       (5,458)

Related income tax expense (benefit)                                        (1,801)        1,893       (1,910)
                                                                         ------------  ------------ -------------

               Other comprehensive income (loss), net of tax                (3,346)        3,516       (3,548)
                                                                         ------------  ------------ -------------

               Comprehensive income                                    $    10,548        12,494           53
                                                                         ============  ============ =============

  (7)   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

        The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation. The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1998, 1997, and 1996, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1998, CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

  (8)   INCOME TAXES

        The Company will file a consolidated federal income tax return with its wholly owned subsidiaries, CFLIC and FCLIC. Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods, except for approximately $0.2 million of state income tax recoveries.

Income taxes are recorded in the consolidated statement of income and directly in certain shareholder's equity accounts. Income tax expense for the years ended
December 31 is allocated as follows:

                                                              1998          1997          1996
                                                           ------------  ------------ -------------
                                                                       (IN THOUSANDS)
Statements of income:
    Operating income (excluding realized
       investment gains and losses)                      $    3,906        5,464         2,493
    Realized investment gains (losses)                         (533)         197           162
                                                           ------------  ------------ -------------

         Income tax expense (benefit)
           included in the consolidated
           statements of income                               3,373        5,661         2,655

Shareholder's equity -
    change in deferred federal income
       taxes related to unrealized
       appreciation (depreciation)
       on securities                                         (1,801)       1,893        (1,910)
                                                           ------------  ------------ -------------

         Total income tax expense                        $    1,572        7,554           745
                                                           ============  ============ =============


The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before taxes on income as follows:
                                                          1998                 1997                1996
                                                   ------------------   ------------------- --------------------
                                                                          (IN THOUSANDS)
Computed expected tax expense                   $    6,043     35.0% $    5,124  35.0%    $   2,190     35.0%
State income taxes, net                                 (8)      --         (33) (0.2)           77      1.2
Amortization of intangible assets                      396      2.3         396   2.7           320      5.1
Dividend received deduction - separate
    account                                         (3,183)   (18.5)         --    --            --      --
Other                                                  125      0.7         174   1.2            68      1.1
                                                   --------- --------   -------- ---------- --------- ----------

             Total                              $    3,373     19.5% $    5,661  38.7%    $   2,655     42.4%
                                                   ========= ========   ======== ========== ========= ==========

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and
1997 follows:
                                                                            1998         1997
                                                                         -----------  ------------
                                                                              (IN THOUSANDS)
Deferred tax assets:
    Policy reserves                                                    $    31,003       25,312
    Liability for commissions on recapture                                   2,896        4,715
    Tax basis of intangible assets purchased                                 5,351        5,791
    DAC "Proxy Tax"                                                         20,619       14,594
    Other deferred tax assets                                                2,690           31
                                                                         -----------  ------------

              Total deferred tax assets                                     62,559       50,443
                                                                         -----------  ------------

Deferred tax liabilities:
    PVFP                                                                    11,013        9,734
    Unrealized (depreciation) appreciation on investments                     (330)       1,472
    Deferred policy acquisition costs                                       46,190       29,514
    Other deferred tax liabilities                                             900        1,790
                                                                         -----------  ------------

              Total deferred tax liabilities                                57,773       42,510
                                                                         -----------  ------------

              Net deferred tax assets                                  $     4,786        7,933
                                                                         ===========  ============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly, no valuation allowance is established.

  (9)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, CLMC and Navisys Incorporated, affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000. The purchased assets are the administrative and service systems that provide the marketing, underwriting, claims, and administrative functions for the Company's life and annuity products. On January 1, 1998, the purchased assets of J&H/KVI were merged into Cova Life Administrative Service Company (CLASC). Navisys Incorporated purchased 51% of CLASC, the remaining 49% was purchased by CLMC.

        The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, GALIC. CLASC provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies in 1998, 1997, and 1996 for the Company were $20,923,330, $9,400,517, and $6,618,303, respectively.

        In 1998 and 1997, the Company received approximately $3.2 million and $1.1 million, respectively, in advisory fees from GALIC related to advisory services on GALIC's individual annuity products.

        On December 31, 1996, Cova Corporation transferred its ownership of CFLIC to the Company. The transfer of ownership was recorded as additional paid-in capital and increased shareholder's equity on the Company's December 31, 1996 balance sheet by approximately $16.9 million. This change in direct ownership had no effect on the operations of either the Company or CFLIC as both entities had existed under common management and control prior to the December 31, 1996 transfer. Although CFLIC's balance sheet is fully consolidated with the Company's December 31, 1996 balance sheet, CFLIC's 1996 income and cash flows statements have not been consolidated with the Company's 1996 income or cash flows statements. However, CFLIC's December 31, 1996 cash balance of $6.7 million is included in the Company's consolidated cash flows statement.

(10)    STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred tax under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities, and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, adjustments to record the carrying values of debt securities and certain equity securities at fair value are applied only under GAAP reporting, and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP are as follows:

                                                                 1998          1997
                                                              -------------  -------------
                                                                    (IN THOUSANDS)
Statutory capital and surplus                              $      104,740        90,439
Reconciling items:
    GAAP investment valuation reserves                               (510)         (237)
    Statutory asset valuation reserve                              19,206        18,301
    Statutory interest maintenance reserve                          5,983         3,080
    GAAP investment adjustments to fair value                      (3,685)       10,885
    GAAP deferred policy acquisition costs                        131,973        84,326
    GAAP basis policy reserves                                    (52,305)      (39,921)
    GAAP deferred federal income taxes (net)                        4,786         7,933
    GAAP guarantee assessment adjustment                           (9,700)       (9,700)
    GAAP goodwill                                                  18,373        19,457
    GAAP present value of future profits                           42,230        41,486
    GAAP future purchase price payable                             (6,976)      (12,173)
    Other                                                          (2,029)       (1,338)
                                                              -------------  -------------

          GAAP shareholder's equity                        $      252,086       212,538
                                                              =============  =============


                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




        Statutory  net losses for  CFSLIC  for the years  ended
        December 31,  1998,  1997,  and 1996 were  $2,830,105,
        $9,816,357, and $13,575,788, respectively.

        The maximum amount of dividends which can be paid by State of Missouri insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory earned surplus or statutory net gain from operations for the preceding year. Due to the 1998 statutory net loss and the Company's negative earned surplus at December 31, 1998, no dividends are permissible in 1999 without prior approval of the insurance commissioner.

        The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1998, the Company's total adjusted capital and authorized control level RBC were $123,947,126 and $27,386,910, respectively. This level of adjusted capital qualifies under all tests.

(11)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed throughout the United States in associations formed to guarantee benefits to policyholders of insolvent life insurance companies. Under state laws, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty associations for insolvencies incurred through 1998, but for which assessments have not yet been determined nor assessed, to a maximum in each state generally of 2% of statutory premiums per annum in the given state. Most states then permit recovery of assets as a credit against premium of other state taxes over, most commonly, five years.

        In November 1998, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $9,700,000 in future assessments on insolvencies that occurred before December 31, 1998. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded a receivable from OakRe for approximately $9,700,000. The Company paid approximately $1,500,000, $3,000,000, and $2,000,000 in guaranty fund assessments in 1998, 1997, and 1996, respectively. These payments were substantially reimbursed by OakRe. At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits retained for 1998 were not material.

(12)    SUBSEQUENT EVENT

        On January 31, 1999, the Company modified its financing reinsurance agreement with RGA related to the Company's certain single premium deferred annuity products. Under the modified financing reinsurance agreement, the Company will no longer reinsure any new single premium deferred annuity product policies with RGA.




Appendix - ILLUSTRATION OF POLICY VALUES

                                     VERSION A


In order to show you how the Policy works, we created some hypothetical examples. In the first example, we chose a husband and wife age 55. In the second example, we chose a husband and wife age 65. Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $3,500 for the 55-year-old example and $7,000 for the 65-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .92%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.47% for these charges) are approximately -1.47, 4.53% and 10.53%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.1% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insureds' ages, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.


                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration

                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,189        1,233     250,000       2,189        1,233     250,000
      2             7,534       4,775        3,818     250,000       4,755        3,799     250,000
      3            11,585       7,321        6,365     250,000       7,251        6,294     250,000
      4            15,840       9,828        8,872     250,000       9,671        8,715     250,000
      5            20,307      12,296       11,339     250,000      12,010       11,054     250,000
      6            24,997      14,722       13,872     250,000      14,260       13,410     250,000
      7            29,922      17,108       16,470     250,000      16,411       15,774     250,000
      8            35,093      19,450       19,025     250,000      18,451       18,026     250,000
      9            40,523      21,748       21,535     250,000      20,359       20,146     250,000
     10            46,224      23,998       23,998     250,000      22,115       22,115     250,000
     15            79,301      37,236       37,236     250,000      30,593       30,593     250,000
     20           121,517      47,671       47,671     250,000      29,694       29,694     250,000
     25           175,397      52,721       52,721     250,000       5,992        5,992     250,000
     30           244,163      44,487       44,487     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,344        1,388     250,000       2,344        1,388     250,000
      2             7,534       5,243        4,286     250,000       5,222        4,266     250,000
      3            11,585       8,271        7,315     250,000       8,198        7,241     250,000
      4            15,840      11,436       10,479     250,000      11,268       10,312     250,000
      5            20,307      14,740       13,784     250,000      14,432       13,475     250,000
      6            24,997      18,190       17,340     250,000      17,683       16,833     250,000
      7            29,922      21,791       21,154     250,000      21,017       20,379     250,000
      8            35,093      25,547       25,122     250,000      24,421       23,996     250,000
      9            40,523      29,463       29,251     250,000      27,881       27,669     250,000
     10            46,224      33,544       33,544     250,000      31,378       31,378     250,000
     15            79,301      59,928       59,928     250,000      52,038       52,038     250,000
     20           121,517      91,269       91,269     250,000      69,823       69,823     250,000
     25           175,397     127,678      127,678     250,000      74,148       74,148     250,000
     30           244,163     167,928      167,928     250,000      36,853       36,853     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,499        1,543     250,000       2,499        1,543     250,000
      2             7,534       5,730        4,774     250,000       5,709        4,753     250,000
      3            11,585       9,300        8,343     250,000       9,223        8,266     250,000
      4            15,840      13,243       12,287     250,000      13,066       12,110     250,000
      5            20,307      17,600       16,644     250,000      17,267       16,311     250,000
      6            24,997      22,411       21,561     250,000      21,855       21,005     250,000
      7            29,922      27,723       27,085     250,000      26,862       26,225     250,000
      8            35,093      33,587       33,162     250,000      32,319       31,894     250,000
      9            40,523      40,059       39,846     250,000      38,257       38,045     250,000
     10            46,224      47,201       47,201     250,000      44,709       44,709     250,000
     15            79,301      99,679       99,679     250,000      90,367       90,367     250,000
     20           121,517     185,653      185,653     250,000     161,387      161,387     250,000
     25           175,397     330,228      330,228     346,739     282,949      282,949     297,096
     30           244,163     569,033      569,033     597,484     484,617      484,617     508,848

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.








                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000


           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,189        1,233     252,189       2,189        1,233     252,189
      2             7,534       4,774        3,818     254,774       4,754        3,798     254,754
      3            11,585       7,320        6,364     257,320       7,248        6,291     257,248
      4            15,840       9,826        8,870     259,826       9,664        8,707     259,664
      5            20,307      12,292       11,336     262,292      11,995       11,038     261,995
      6            24,997      14,717       13,867     264,717      14,232       13,382     264,232
      7            29,922      17,100       16,462     267,100      16,363       15,726     266,363
      8            35,093      19,439       19,014     269,439      18,374       17,949     268,374
      9            40,523      21,731       21,519     271,731      20,241       20,028     270,241
     10            46,224      23,975       23,975     273,975      21,940       21,940     271,940
     15            79,301      37,102       37,102     287,102      29,684       29,684     279,684
     20           121,517      46,960       46,960     296,960      26,648       26,648     276,648
     25           175,397      50,000       50,000     300,000           0            0           0
     30           244,163      36,589       36,589     286,589           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 6%

                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,990       2,631        1,675     252,631       2,631        1,675     252,631
      2             8,180       5,830        4,873     255,830       5,809        4,853     255,809
      3            12,578       9,172        8,215     259,172       9,096        8,139     259,096
      4            17,197      12,663       11,706     262,663      12,489       11,533     262,489
      5            22,047      16,309       15,353     266,309      15,985       15,029     265,985
      6            27,140      20,115       19,265     270,115      19,578       18,728     269,578
      7            32,487      24,087       23,449     274,087      23,259       22,622     273,259
      8            38,101      28,229       27,804     278,229      27,014       26,589     277,014
      9            43,996      32,547       32,335     282,547      30,822       30,609     280,822
     10            50,186      37,045       37,045     287,045      34,656       34,656     284,656
     15            86,098      65,762       65,762     315,762      56,488       56,488     306,488
     20           131,933      99,058       99,058     349,058      72,167       72,167     322,167
     25           190,431     134,158      134,158     384,158      64,541       64,541     314,541
     30           265,091     159,825      159,825     409,825       1,474        1,474     251,474

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000



       Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,499        1,543     252,499       2,499        1,543     252,499
      2             7,534       5,729        4,773     255,729       5,708        4,752     255,708
      3            11,585       9,298        8,342     259,298       9,219        8,262     259,219
      4            15,840      13,241       12,284     263,241      13,055       12,099     263,055
      5            20,307      17,595       16,639     267,595      17,244       16,287     267,244
      6            24,997      22,402       21,552     272,402      21,810       20,960     271,810
      7            29,922      27,709       27,071     277,709      26,779       26,141     276,779
      8            35,093      33,565       33,140     283,565      32,176       31,751     282,176
      9            40,523      40,025       39,813     290,025      38,021       37,808     288,021
     10            46,224      47,150       47,150     297,150      44,331       44,331     294,331
     15            79,301      99,276       99,276     349,276      87,468       87,468     337,468
     20           121,517     182,591      182,591     432,591     145,637      145,637     395,637
     25           175,397     313,802      313,802     563,802     211,449      211,449     461,449
     30           244,163     511,086      511,086     761,086     259,794      259,794     509,794

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000


           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,189        1,233     250,000       2,189        1,233     250,000
      2             7,534       4,775        3,818     250,000       4,755        3,799     250,000
      3            11,585       7,321        6,365     250,000       7,251        6,294     250,000
      4            15,840       9,828        8,872     250,000       9,671        8,715     250,000
      5            20,307      12,296       11,339     250,000      12,010       11,054     250,000
      6            24,997      14,722       13,872     250,000      14,260       13,410     250,000
      7            29,922      17,108       16,470     250,000      16,411       15,774     250,000
      8            35,093      19,450       19,025     250,000      18,451       18,026     250,000
      9            40,523      21,748       21,535     250,000      20,359       20,146     250,000
     10            46,224      23,998       23,998     250,000      22,115       22,115     250,000
     15            79,301      37,236       37,236     250,000      30,593       30,593     250,000
     20           121,517      47,671       47,671     250,000      29,694       29,694     250,000
     25           175,397      52,721       52,721     250,000       5,992        5,992     250,000
     30           244,163      44,487       44,487     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000


           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,344        1,388     250,000       2,344        1,388     250,000
      2             7,534       5,243        4,286     250,000       5,222        4,266     250,000
      3            11,585       8,271        7,315     250,000       8,198        7,241     250,000
      4            15,840      11,436       10,479     250,000      11,268       10,312     250,000
      5            20,307      14,740       13,784     250,000      14,432       13,475     250,000
      6            24,997      18,190       17,340     250,000      17,683       16,833     250,000
      7            29,922      21,791       21,154     250,000      21,017       20,379     250,000
      8            35,093      25,547       25,122     250,000      24,421       23,996     250,000
      9            40,523      29,463       29,251     250,000      27,881       27,669     250,000
     10            46,224      33,544       33,544     250,000      31,378       31,378     250,000
     15            79,301      59,928       59,928     250,000      52,038       52,038     250,000
     20           121,517      91,269       91,269     250,000      69,823       69,823     250,000
     25           175,397     127,678      127,678     250,000      74,148       74,148     250,000
     30           244,163     167,928      167,928     250,000      36,853       36,853     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,499        1,543     250,000       2,499        1,543     250,000
      2             7,534       5,730        4,774     250,000       5,709        4,753     250,000
      3            11,585       9,300        8,343     250,000       9,223        8,266     250,000
      4            15,840      13,243       12,287     250,000      13,066       12,110     250,000
      5            20,307      17,600       16,644     250,000      17,267       16,311     250,000
      6            24,997      22,411       21,561     250,000      21,855       21,005     250,000
      7            29,922      27,723       27,085     250,000      26,862       26,225     250,000
      8            35,093      33,587       33,162     250,000      32,319       31,894     250,000
      9            40,523      40,059       39,846     250,000      38,257       38,045     250,000
     10            46,224      47,201       47,201     250,000      44,709       44,709     250,000
     15            79,301      99,679       99,679     250,000      90,367       90,367     250,000
     20           121,517     185,510      185,510     293,205     161,376      161,376     255,062
     25           175,397     325,425      325,425     451,618     270,278      270,278     375,086
     30           244,163     546,768      546,768     686,324     424,929      424,929     533,388

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,527        2,277     250,000       4,476        2,226     250,000
      2            15,068       9,703        7,453     250,000       9,448        7,198     250,000
      3            23,171      14,798       12,548     250,000      14,156       11,906     250,000
      4            31,679      19,808       17,558     250,000      18,573       16,323     250,000
      5            40,613      24,731       22,481     250,000      22,667       20,417     250,000
      6            49,994      29,564       27,564     250,000      26,396       24,396     250,000
      7            59,844      34,299       32,799     250,000      29,695       28,195     250,000
      8            70,186      38,932       37,932     250,000      32,514       31,514     250,000
      9            81,045      43,452       42,952     250,000      34,746       34,246     250,000
     10            92,448      47,848       47,848     250,000      36,278       36,278     250,000
     15           158,602      73,378       73,378     250,000      35,208       35,208     250,000
     20           243,035      87,090       87,090     250,000           0            0           0
     25           350,794      78,915       78,915     250,000           0            0           0
     30           488,326      21,104       21,104     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                           Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 6%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,839        2,589     250,000       4,787        2,537     250,000
      2            15,068      10,651        8,401     250,000      10,385        8,135     250,000
      3            23,171      16,720       14,470     250,000      16,041       13,791     250,000
      4            31,679      23,055       20,805     250,000      21,730       19,480     250,000
      5            40,613      29,664       27,414     250,000      27,418       25,168     250,000
      6            49,994      36,554       34,554     250,000      33,066       31,066     250,000
      7            59,844      43,731       42,231     250,000      38,608       37,108     250,000
      8            70,186      51,203       50,203     250,000      43,995       42,995     250,000
      9            81,045      58,971       58,471     250,000      49,124       48,624     250,000
     10            92,448      67,041       67,041     250,000      53,890       53,890     250,000
     15           158,602     119,174      119,174     250,000      75,758       75,758     250,000
     20           243,035     178,730      178,730     250,000      67,376       67,376     250,000
     25           350,794     255,469      255,469     268,242           0            0           0
     30           488,326     355,408      355,408     358,962           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,152        2,902     250,000       5,099        2,849     250,000
      2            15,068      11,638        9,388     250,000      11,360        9,110     250,000
      3            23,171      18,800       16,550     250,000      18,084       15,834     250,000
      4            31,679      26,708       24,458     250,000      25,288       23,038     250,000
      5            40,613      35,435       33,185     250,000      32,997       30,747     250,000
      6            49,994      45,064       43,064     250,000      41,230       39,230     250,000
      7            59,844      55,683       54,183     250,000      49,991       48,491     250,000
      8            70,186      67,394       66,394     250,000      59,314       58,314     250,000
      9            81,045      80,302       79,802     250,000      69,195       68,695     250,000
     10            92,448      94,531       94,531     250,000      79,646       79,646     250,000
     15           158,602     199,672      199,672     250,000     152,400      152,400     250,000
     20           243,035     373,959      373,959     392,657     279,013      279,013     292,964
     25           350,794     660,419      660,419     693,440     492,728      492,728     517,364
     30           488,326   1,130,562    1,130,562   1,141,868     838,303      838,303     846,686

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000


           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,526        2,276     254,526       4,475        2,225     254,475
      2            15,068       9,702        7,452     259,702       9,437        7,187     259,437
      3            23,171      14,795       12,545     264,795      14,118       11,868     264,118
      4            31,679      19,801       17,551     269,801      18,481       16,231     268,481
      5            40,613      24,719       22,469     274,719      22,481       20,231     272,481
      6            49,994      29,542       27,542     279,542      26,063       24,063     276,063
      7            59,844      34,263       32,763     284,263      29,140       27,640     279,140
      8            70,186      38,872       37,872     288,872      31,645       30,645     281,645
      9            81,045      43,354       42,854     293,354      33,446       32,946     283,446
     10            92,448      47,695       47,695     297,695      34,402       34,402     284,402
     15           158,602      72,230       72,230     322,230      27,429       27,429     277,429
     20           243,035      79,219       79,219     329,219           0            0           0
     25           350,794      52,597       52,597     302,597           0            0           0
     30                 0           0            0           0           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000


        Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,839        2,589     254,839       4,786        2,536     254,786
      2            15,068      10,650        8,400     260,650      10,372        8,122     260,372
      3            23,171      16,717       14,467     266,717      15,999       13,749     265,999
      4            31,679      23,048       20,798     273,048      21,622       19,372     271,622
      5            40,613      29,649       27,399     279,649      27,191       24,941     277,191
      6            49,994      36,527       34,527     286,527      32,642       30,642     282,642
      7            59,844      43,683       42,183     293,683      37,872       36,372     287,872
      8            70,186      51,120       50,120     301,120      42,796       41,796     292,796
      9            81,045      58,834       58,334     308,834      47,253       46,753     297,253
     10            92,448      66,819       66,819     316,819      51,068       51,068     301,068
     15           158,602     117,206      117,206    ,367,206      60,524       60,524     310,524
     20           243,035     162,358      162,358     412,358      17,982       17,982     267,982
     25           350,794     181,546      181,546     431,546           0            0           0
     30           488,326     140,756      140,756     390,756           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000


           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,152        2,902     255,152       5,097        2,847     255,097
      2            15,068      11,636        9,386     261,636      11,347        9,097     261,347
      3            23,171      18,796       16,546     268,796      18,035       15,785     268,035
      4            31,679      26,699       24,449     276,699      25,161       22,911     275,161
      5            40,613      35,417       33,167     285,417      32,720       30,470     282,720
      6            49,994      45,029       43,029     295,029      40,692       38,692     290,692
      7            59,844      55,620       54,120     305,620      49,022       47,552     299,022
      8            70,186      67,282       66,282     317,282      57,669       56,669     307,669
      9            81,045      80,109       79,609     330,109      66,515       66,015     316,515
     10            92,448      94,207       94,207     344,207      75,423       75,423     325,423
     15           158,602     196,235      196,235     446,235     123,039      123,039     373,039
     20           243,035     344,899      344,899     594,899     139,656      139,656     389,656
     25           350,794     549,911      549,911     799,911      58,219       58,219     308,219
     30           488,326     816,401      816,401   1,066,401           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000
        Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------



                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,527        2,277     250,000       4,476        2,226     250,000
      2            15,068       9,703        7,453     250,000       9,448        7,198     250,000
      3            23,171      14,798       12,548     250,000      14,156       11,906     250,000
      4            31,679      19,808       17,558     250,000      18,573       16,323     250,000
      5            40,613      24,731       22,481     250,000      22,667       20,417     250,000
      6            49,994      29,564       27,564     250,000      26,396       24,396     250,000
      7            59,844      34,299       32,799     250,000      29,695       28,195     250,000
      8            70,186      38,932       37,932     250,000      32,514       31,514     250,000
      9            81,045      43,452       42,952     250,000      34,746       34,246     250,000
     10            92,448      47,848       47,848     250,000      36,278       36,278     250,000
     15           158,602      73,378       73,378     250,000      35,208       35,208     250,000
     20           243,035      87,090       87,090     250,000           0            0           0
     25           350,794      78,915       78,915     250,000           0            0           0
     30           488,326      21,104       21,104     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,839        2,589     250,000       4,787        2,537     250,000
      2            15,068      10,651        8,401     250,000      10,385        8,135     250,000
      3            23,171      16,720       14,470     250,000      16,041       13,791     250,000
      4            31,679      23,055       20,805     250,000      21,730       19,480     250,000
      5            40,613      29,664       27,414     250,000      27,418       25,168     250,000
      6            49,994      36,554       34,554     250,000      33,066       31,066     250,000
      7            59,844      43,731       42,231     250,000      38,608       37,108     250,000
      8            70,186      51,203       50,203     250,000      43,995       42,995     250,000
      9            81,045      58,971       58,471     250,000      49,124       48,624     250,000
     10            92,448      67,041       67,041     250,000      53,890       53,890     250,000
     15           158,602     119,174      119,174    ,250,000      75,758       75,758     250,000
     20           243,035     178,730      178,730     250,000      67,376       67,376     250,000
     25           350,794     251,676      251,676     294,519           0            0           0
     30           488,326     355,755      335,755     370,821           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,152        2,902     250,000       5,099        2,849     250,000
      2            15,068      11,638        9,388     250,000      11,360        9,110     250,000
      3            23,171      18,800       16,550     250,000      18,084       15,834     250,000
      4            31,679      26,708       24,458     250,000      25,288       23,038     250,000
      5            40,613      35,435       33,185     250,000      32,997       30,747     250,000
      6            49,994      45,064       43,064     250,000      41,230       39,230     250,000
      7            59,844      55,683       54,183     250,000      49,991       48,491     250,000
      8            70,186      67,394       66,394     250,000      59,314       58,314     250,000
      9            81,045      80,302       79,802     250,000      69,195       68,695     250,000
     10            92,448      94,531       94,531     250,000      79,646       79,646     250,000
     15           158,602     199,594      199,594     278,626     152,400      152,400     250,000
     20           243,035     367,046      367,046     461,626     267,419      267,419     336,328
     25           350,794     628,939      628,939     736,003     429,554      429,554     502,677
     30           488,326   1,031,753    1,031,753   1,139,509     657,495      657,495     726,163

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------------------------------------------------------------------------------



                                      VERSION B

APPENDIX
ILLUSTRATION OF POLICY VALUES

In order to show you how the Policy works, we created some hypothetical examples. In the first example, we chose a husband and wife age 55. In the second example, we chose a husband and wife age 65. Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $4,000 for the 55-year-old example and $8,500 for the 65-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .94%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.49% for these charges) are approximately -1.49, 4.51% and 10.51%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.1% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insureds' ages, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.

                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,640        1,684     250,000       2,640        1,684     250,000
      2             8,610       5,669        4,713     250,000       5,649        4,693     250,000
      3            13,241       8,652        7,695     250,000       8,582        7,625     250,000
      4            18,103      11,588       10,632     250,000      11,432       10,476     250,000
      5            23,208      14,478       13,522     250,000      14,195       13,239     250,000
      6            28,568      17,321       16,471     250,000      16,863       16,013     250,000
      7            34,196      20,116       19,478     250,000      19,427       18,790     250,000
      8            40,106      22,861       22,436     250,000      21,874       21,449     250,000
      9            46,312      25,556       25,343     250,000      24,186       23,974     250,000
     10            52,827      28,197       28,197     250,000      26,343       26,343     250,000
     15            90,630      43,406       43,406     250,000      36,920       36,920     250,000
     20           138,877      55,747       55,747     250,000      38,355       38,355     250,000
     25           200,454      62,881       62,881     250,000      18,121       18,121     250,000
     30           279,043      57,472       57,472     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,822        1,866     250,000       2,822        1,866     250,000
      2             8,610       6,220        5,264     250,000       6,200        5,244     250,000
      3            13,241       9,770        8,814     250,000       9,697        8,740     250,000
      4            18,103      13,478       12,522     250,000      13,312       12,356     250,000
      5            23,208      17,351       16,395     250,000      17,046       16,089     250,000
      6            28,568      21,395       20,545     250,000      20,893       20,043     250,000
      7            34,196      25,615       24,997     250,000      24,850       24,213     250,000
      8            40,106      30,018       29,593     250,000      28,909       28,484     250,000
      9            46,312      34,610       34,398     250,000      33,055       32,843     250,000
     10            52,827      39,397       39,397     250,000      37,273       37,273     250,000
     15            90,630      69,954       69,954     250,000      62,336       62,336     250,000
     20           138,877     106,654      106,654     250,000      86,416       86,416     250,000
     25           200,454     150,507      150,507     250,000     101,836      101,836     250,000
     30           279,043     202,665      202,665     250,000      90,225       90,225     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       3,005        2,049     250,000       3,005        2,049     250,000
      2             8,610       6,794        5,838     250,000       6,773        5,817     250,000
      3            13,241      10,980       10,024     250,000      10,903        9,947     250,000
      4            18,103      15,604       14,648     250,000      15,428       14,472     250,000
      5            23,208      20,712       19,756     250,000      20,382       19,426     250,000
      6            28,568      26,352       25,502     250,000      25,804       24,954     250,000
      7            34,196      32,580       31,943     250,000      31,733       31,095     250,000
      8            40,106      39,456       39,031     250,000      38,211       37,786     250,000
      9            46,312      47,046       46,833     250,000      45,282       45,069     250,000
     10            52,827      55,422       55,422     250,000      52,992       52,992     250,000
     15            90,630     116,496      116,496     250,000     107,661      107,661     250,000
     20           138,877     216,971      216,971     250,000     195,300      195,300     250,000
     25           200,454     385,569      385,569     404,848     346,097      346,097     363,401
     30           279,043     663,310      663,310     696,476     590,539      590,539     620,065

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,640        1,684     252,640       2,640        1,684     252,640
      2             8,610       5,668        4,712     255,668       5,648        4,692     255,648
      3            13,241       8,650        7,694     258,650       8,578        7,622     258,578
      4            18,103      11,586       10,630     261,586      11,423       10,467     261,423
      5            23,208      14,475       13,518     264,475      14,177       13,221     264,177
      6            28,568      17,315       16,465     267,315      16,830       15,980     266,830
      7            34,196      20,107       19,469     270,107      19,370       18,733     269,370
      8            40,106      22,848       22,423     272,848      21,783       21,358     271,783
      9            46,312      25,536       25,324     275,536      24,047       23,834     274,047
     10            52,827      28,170       28,170     278,170      26,136       26,136     276,136
     15            90,630      43,250       43,250     293,250      35,838       35,838     285,838
     20           138,877      54,918       54,918     304,918      34,624       34,624     284,624
     25           200,454      59,683       59,683     309,683       9,440        9,440     259,440
     30           279,043      47,894       47,894     297,894           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,822        1,866     252,822       2,822        1,866     252,822
      2             8,610       6,219        5,263     256,219       6,199        5,242     256,199
      3            13,241       9,769        8,812     259,769       9,693        8,736     259,693
      4            18,103      13,476       12,519     263,476      13,302       12,346     263,302
      5            23,208      17,347       16,390     267,347      17,023       16,067     267,023
      6            28,568      21,387       20,537     271,387      20,851       20,001     270,851
      7            34,196      25,603       24,965     275,603      24,776       24,138     274,776
      8            40,106      30,000       29,575     280,000      28,785       28,360     278,785
      9            46,312      34,583       34,370     284,583      32,858       32,646     282,858
     10            52,827      39,357       39,357     289,357      36,969       36,969     286,969
     15            90,630      69,686       69,686     319,686      60,420       60,420     310,420
     20           138,877     104,970      104,970     354,970      78,106       78,106     328,106
     25           200,454     142,560      142,560     392,560      73,026       73,026     323,026
     30           279,043     171,327      171,327     421,327      13,199       13,199     263,199

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       3,005        2,049     253,005       3,005        2,049     253,005
      2             8,610       6,793        5,837     256,793       6,772        5,816     256,772
      3            13,241      10,978       10,022     260,978      10,899        9,942     260,899
      4            18,103      15,601       14,645     265,601      15,416       14,460     265,416
      5            23,208      20,706       19,750     270,706      20,355       19,399     270,355
      6            28,568      26,343       25,493     276,343      25,750       24,900     275,750
      7            34,196      32,565       31,927     282,565      31,635       30,998     281,635
      8            40,106      39,431       39,006     289,431      38,043       37,618     288,043
      9            46,312      47,007       46,794     297,007      45,003       44,791     295,003
     10            52,827      55,363       55,363     305,363      52,545       52,545     302,545
     15            90,630     116,025      116,025     366,025     104,226      104,226     354,226
     20           138,877     213,395      213,395     463,395     176,484      176,484     426,484
     25           200,454     367,997      367,997     617,997     265,789      265,789     515,789
     30           279,043     603,996      603,996     853,996     353,140      353,140     603,140

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,640        1,684     250,000       2,640        1,684     250,000
      2             8,610       5,669        4,713     250,000       5,649        4,693     250,000
      3            13,241       8,652        7,695     250,000       8,582        7,625     250,000
      4            18,103      11,588       10,632     250,000      11,432       10,476     250,000
      5            23,208      14,478       13,522     250,000      14,195       13,239     250,000
      6            28,568      17,321       16,471     250,000      16,863       16,013     250,000
      7            34,196      20,116       19,478     250,000      19,427       18,790     250,000
      8            40,106      22,861       22,436     250,000      21,874       21,449     250,000
      9            46,312      25,556       25,343     250,000      24,186       23,974     250,000
     10            52,827      28,197       28,197     250,000      26,343       26,343     250,000
     15            90,630      43,406       43,406     250,000      36,920       36,920     250,000
     20           138,877      55,747       55,747     250,000      38,355       38,355     250,000
     25           200,454      62,881       62,881     250,000      18,121       18,121     250,000
     30           279,043      57,472       57,472     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                           Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,822        1,866     250,000       2,822        1,866     250,000
      2             8,610       6,220        5,264     250,000       6,200        5,244     250,000
      3            13,241       9,770        8,814     250,000       9,697        8,740     250,000
      4            18,103      13,478       12,522     250,000      13,312       12,356     250,000
      5            23,208      17,351       16,395     250,000      17,046       16,089     250,000
      6            28,568      21,395       20,545     250,000      20,893       20,043     250,000
      7            34,196      25,615       24,977     250,000      24,850       24,213     250,000
      8            40,106      30,018       29,593     250,000      28,909       28,484     250,000
      9            46,312      34,610       34,398     250,000      33,055       32,843     250,000
     10            52,827      39,397       39,397     250,000      37,273       37,273     250,000
     15            90,630      69,954       69,954     250,000      62,336       62,336     250,000
     20           138,877     106,654      106,654     250,000      86,416       86,416     250,000
     25           200,454     150,507      150,507     250,000     101,836      101,836     250,000
     30           279,043     202,629      202,629     254,349      90,225       90,225     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       3,005        2,049     250,000       3,005        2,049     250,000
      2             8,610       6,794        5,838     250,000       6,773        5,817     250,000
      3            13,241      10,980       10,024     250,000      10,903        9,947     250,000
      4            18,103      15,604       14,648     250,000      15,428       14,472     250,000
      5            23,208      20,712       19,756     250,000      20,382       19,426     250,000
      6            28,568      26,352       25,502     250,000      25,804       24,954     250,000
      7            34,196      32,580       31,943     250,000      31,733       31,095     250,000
      8            40,106      39,456       39,031     250,000      38,211       37,786     250,000
      9            46,312      47,046       46,833     250,000      45,282       45,069     250,000
     10            52,827      55,422       55,422     250,000      52,992       52,992     250,000
     15            90,630     116,496      116,496     250,000     107,661      107,661     250,000
     20           138,877     216,397      216,397     342,025     193,998      193,998     306,622
     25           200,454     378,815      378,815     525,712     323,435      323,435     448,856
     30           279,043     635,498      635,498     797,703     506,991      506,991     636,395

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,879        3,629     250,000       5,829        3,579     250,000
      2            18,296      12,387       10,137     250,000      12,134        9,884     250,000
      3            28,136      18,793       16,543     250,000      18,160       15,910     250,000
      4            38,468      25,094       22,844     250,000      23,882       21,632     250,000
      5            49,316      31,288       29,038     250,000      29,272       27,022     250,000
      6            60,707      37,373       35,373     250,000      34,295       32,295     250,000
      7            72,667      43,343       41,843     250,000      38,890       37,390     250,000
      8            85,226      49,194       48,194     250,000      43,018       42,018     250,000
      9            98,412      54,915       54,415     250,000      46,582       46,082     250,000
     10           112,258      60,499       60,499     250,000      49,487       49,487     250,000
     15           192,589      92,172       92,172     250,000      56,987       56,987     250,000
     20           295,114     113,204      113,204     250,000      23,903       23,903     250,000
     25           425,964     117,201      117,201     250,000           0            0           0
     30           592,967      85,553       86,553     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,274        4,024     250,000       6,223        3,973     250,000
      2            18,296      13,585       11,335     250,000      13,321       11,071     250,000
      3            28,136      21,220       18,970     250,000      20,552       18,302     250,000
      4            38,468      29,190       26,940     250,000      27,892       25,642     250,000
      5            49,316      37,507       35,257     250,000      35,321       33,071     250,000
      6            60,707      46,183       44,183     250,000      42,809       40,809     250,000
      7            72,667      55,228       53,728     250,000      50,303       48,803     250,000
      8            85,226      64,653       63,653     250,000      57,774       56,774     250,000
      9            98,412      74,466       73,966     250,000      65,145       64,645     250,000
     10           112,258      84,678       84,678     250,000      72,342       72,342     250,000
     15           192,589     149,740      149,740     250,000     111,541      111,541     250,000
     20           295,114     228,710      228,710     250,000     140,883      140,883     250,000
     25           425,964     330,296      330,296     346,811     148,702      148,702     250,000
     30           592,967     456,222      456,222     460,784      80,623       80,623     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,670        4,420     250,000       6,617        4,367     250,000
      2            18,296      14,831       12,581     250,000      14,557       12,307     250,000
      3            28,136      23,845       21,595     250,000      23,140       20,890     250,000
      4            38,468      33,798       31,548     250,000      32,410       30,160     250,000
      5            49,316      44,784       42,534     250,000      42,418       40,168     250,000
      6            60,707      56,910       54,910     250,000      53,217       51,217     250,000
      7            72,667      70,289       68,789     250,000      64,856       63,356     250,000
      8            85,226      85,052       84,052     250,000      77,419       76,419     250,000
      9            98,412     101,339      100,839     250,000      90,971       90,471     250,000
     10           112,258     119,309      119,309     250,000     105,613      105,613     250,000
     15           192,589     250,959      250,959     263,507     212,955      212,955     250,000
     20           295,114     468,220      468,220     491,631     399,866      399,866     419,860
     25           425,964     824,558      824,558     865,786     696,016      696,016     730,817
     30           592,967   1,408,840    1,408,840   1,422,928   1,174,444    1,174,444   1,186,189

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,879        3,629     255,879       5,828        3,578     255,828
      2            18,296      12,386       10,136     262,386      12,120        9,870     262,120
      3            28,136      18,789       16,539     268,789      18,113       15,863     268,113
      4            38,468      25,086       22,836     275,086      23,766       21,516     273,766
      5            49,316      31,273       29,023     281,273      29,036       26,786     279,036
      6            60,707      37,346       35,346     287,346      33,869       31,869     283,869
      7            72,667      43,297       41,797     293,297      38,177       36,677     288,177
      8            85,226      49,117       48,117     299,117      41,894       40,894     291,894
      9            98,412      54,792       54,292     304,792      44,889       44,389     294,889
     10           112,258      60,306       60,306     310,306      47,021       47,021     297,021
     15           192,589      90,732       90,732     340,732      45,965       45,965     295,965
     20           295,114     103,198      103,198     353,198           0            0           0
     25           425,964      81,826       81,826     331,726           0            0           0
     30           592,967       5,498        5,498     255,498           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,274        4,024     256,274       6,221        3,971     256,221
      2            18,296      13,583       11,333     263,583      13,306       11,056     263,306
      3            28,136      21,215       18,965     271,215      20,497       18,247     270,497
      4            38,468      29,181       26,931     279,181      27,755       25,505     277,755
      5            49,316      37,489       35,239     287,489      35,032       32,782     285,032
      6            60,707      46,149       44,149     296,149      42,266       40,266     292,266
      7            72,667      55,167       53,667     305,167      49,359       47,859     299,359
      8            85,226      64,549       63,549     314,549      56,228       55,228     306,228
      9            98,412      74,293       73,793     324,293      62,718       62,218     312,718
     10           112,258      84,398       84,398     334,398      68,657       68,657     318,657
     15           192,589     147,269      147,269     397,269      90,635       90,635     340,635
     20           295,114     208,008      208,008     458,008      63,795       63,795     313,795
     25           425,964     246,986      246,986     496,986           0            0           0
     30           592,967     231,118      231,118     481,118           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,669        4,419     256,669       6,615        4,365     256,615
      2            18,296      14,829       12,579     264,829      14,540       12,290     264,540
      3            28,136      23,840       21,590     273,840      23,079       20,829     273,079
      4            38,468      33,786       31,536     283,786      32,249       29,999     282,249
      5            49,316      44,761       42,511     294,761      42,065       39,815     292,065
      6            60,707      56,866       54,866     306,866      53,530       50,530     302,530
      7            72,667      70,209       68,709     320,209      63,614       62,114     313,614
      8            85,226      84,911       83,911     334,911      75,302       74,302     325,302
      9            98,412     101,095      100,595     351,095      87,508       87,008     337,508
     10           112,258     118,900      118,900     368,900     100,128      100,128     350,128
     15           192,589     246,656      246,656     496,656     173,527      173,527     423,527
     20           295,114     437,776      437,776     687,776     232,793      232,793     482,793
     25           425,964     713,606      713,606     963,606     222,732      222,732     472,732
     30           592,967   1,097,615    1,097,615   1,347,615      54,904       54,904     304,904

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,879        3,629     250,000       5,829        3,579     250,000
      2            18,296      12,387       10,137     250,000      12,134        9,884     250,000
      3            28,136      18,793       16,543     250,000      18,160       15,910     250,000
      4            38,468      25,094       22,844     250,000      23,882       21,632     250,000
      5            49,316      31,288       29,038     250,000      29,272       27,022     250,000
      6            60,707      37,373       35,373     250,000      34,295       32,295     250,000
      7            72,667      43,343       41,843     250,000      38,890       37,390     250,000
      8            85,226      49,194       48,194     250,000      43,018       42,018     250,000
      9            98,412      54,915       54,415     250,000      46,582       46,082     250,000
     10           112,258      60,499       60,499     250,000      49,487       49,487     250,000
     15           192,589      92,172       92,172     250,000      56,987       56,987     250,000
     20           295,114     113,204      113,204     250,000      23,903       23,903     250,000
     25           425,964     117,201      117,201     250,000           0            0           0
     30           592,967      85,553       86,553     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,274        4,024     250,000       6,223        3,973     250,000
      2            18,296      13,585       11,335     250,000      13,321       11,071     250,000
      3            28,136      21,220       18,970     250,000      20,552       18,302     250,000
      4            38,468      29,190       26,940     250,000      27,892       25,642     250,000
      5            49,316      37,507       35,257     250,000      35,321       33,071     250,000
      6            60,707      46,183       44,183     250,000      42,809       40,809     250,000
      7            72,667      55,228       53,728     250,000      50,303       48,803     250,000
      8            85,226      64,653       63,653     250,000      57,774       56,774     250,000
      9            98,412      74,466       73,966     250,000      65,145       64,645     250,000
     10           112,258      84,678       84,678     250,000      72,342       72,342     250,000
     15           192,589     149,740      149,740     250,000     111,541      111,541     250,000
     20           295,114     227,573      227,573     286,214     140,883      140,883     250,000
     25           425,964     318,971      318,971     373,270     148,702      148,702     250,000
     30           592,967     423,288      423,288     467,497      80,623       80,623     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                 Cova Financial Services Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,670        4,420     250,000       6,617        4,367     250,000
      2            18,296      14,831       12,581     250,000      14,557       12,307     250,000
      3            28,136      23,845       21,595     250,000      23,140       20,890     250,000
      4            38,468      33,798       31,548     250,000      32,410       30,160     250,000
      5            49,316      44,784       42,534     250,000      42,418       40,168     250,000
      6            60,707      56,910       54,910     250,000      53,217       51,217     250,000
      7            72,667      70,289       68,789     250,000      64,856       63,356     250,000
      8            85,226      85,052       84,052     250,000      77,419       76,419     250,000
      9            98,412     101,339      100,839     250,000      90,971       90,471     250,000
     10           112,258     119,309      119,309     250,000     105,613      105,613     250,000
     15           192,589     250,278      250,278     349,378     211,249      211,249     294,896
     20           295,114     458,197      458,197     576,265     366,164      366,164     460,517
     25           425,964     783,035      783,035     916,331     581,366      581,366     680,332
     30           592,967   1,282,145    1,282,145   1,416,052     883,469      883,469     975,738

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.






                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

     b. Pursuant to Investment Company Act Section 26(e), Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) assessed or out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The  facing  sheet

     The  Prospectus  consisting  of 115  pages.

     Undertakings  to  file  reports.

     The  signatures.

     The  following  exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   Resolution of the Board of Directors of the Company*
     2.   Not Applicable
     3.a. Principal Underwriter's Agreement
     3.b. Selling Agreement
     3.c. Schedules of Commissions
     4.   Not Applicable
     5.   Flexible Premium Joint and Last Survivor Variable Life Insurance
          Policy++
     5.a. Waiver of Specified Premium Rider++
     5.b. Anniversary Partial Withdrawal Rider++
     5.c. Estate Preservation Term Rider++
     5.d. Joint Supplemental Coverage Rider++
     5.e. Lifetime Coverage Rider++
     5.f. Secondary Guarantee Rider++
     5.g. Divorce Split Policy Option Rider++
     6.a. Articles of Incorporation of the Company*
     6.b. Bylaws of the Company*
     7.   Not Applicable
     8.   Not Applicable
     9.a. Form of Fund Participation Agreement by and among AIM Variable
          Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Services life Insurance Company, on behalf of itself and its
          Separate Accounts, and Cova Life Sales Company***
     9.b. Form of Participation Agreement among Templeton Variable Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company****
     9.c. Form of Fund  Participation  Agreement  among MFS  Variable  Insurance
          Trust,   Cova   Financial   Services   Life   Insurance   Company  and
          Massachusetts Financial Services Company+
     9.d. Form of Fund  Participation  Agreement  among Cova Financial  Services
          Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.+
     9.e. Form  of  Fund  Participation  Agreement  among  Oppenheimer  Variable
          Account Funds, OppenheimerFunds, Inc. and Cova Financial Services Life Insurance Company***
     9.f. Form of Fund  Participation  Agreement  among Putnam Variable Trust,
          Putnam Mutual Funds Corp. and Cova Financial Services Life Insurance Company***
     9.g. Form of Fund  Participation  Agreement  among  Investors  Fund Series,
          Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc. and Cova Financial Services Life Insurance Company***
     9.h. Form of Participation  Agreement by and between Goldman Sachs Variable
          Insurance Trust, Goldman, Sachs & Co. and Cova Financial Services Life Insurance Company***
     9.i. Form of  Participation  Agreement  among Liberty  Variable  Investment
          Trust, Liberty Financial Investments, Inc. and Cova Financial Services Life Insurance Company***
     9.j. Form of Participation  Agreement  among  Templeton  Variable  Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company****
     9.k. Form of Participation Agreement among Russell Insurance Funds, Russell
          Fund Distributors, Inc. and Cova Financial Services Life Insurance Company***
     10.  Application Forms++
     11.  Powers of Attorney*

B.   Opinion and Consent of Counsel

C.   Consent of Actuary

D.   Consent of Independent Auditors

   * Incorporated by reference to Form S-6 (File No. 333-17963) electronically filed on December 16, 1996.

 ** Incorporated by reference to Pre-Effective Amendment No. 1 to
    Form S-6 (File No. 333-17963) electronically filed on March 24, 1997.

*** Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4
    (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 3 to Form
     S-6 (File No. 333-17963) as electronically filed on April 30, 1999.

+ Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.

++ Incorporated by reference to Form S-6 (File No. 333-83165) as electronically filed on July 19, 1999.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 21st day of October, 1999.

                                      COVA  VARIABLE  LIFE  ACCOUNT  ONE

                                      Registrant

                                 By:  COVA  FINANCIAL  SERVICES  LIFE
                                      INSURANCE  COMPANY

                                 By: /s/BERNARD J. SPAULDING
                                    ______________________________
                                    Senior Vice President, General
                                    Counsel and Secretary


                                      COVA  FINANCIAL  SERVICES  LIFE
                                      INSURANCE  COMPANY

Attest:

/s/PATRICIA E. GUBBE                   /s/BERNARD J. SPAULDING
________________________               ______________________________
(Name)                                 Senior Vice President, General
                                       Counsel and Secretary


Vice President
________________________________
Title


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                         Chairman of the Board and
----------------------                   Director                                      -------
Richard A. Liddy                                                                         Date


/s/LORRY J. STENSRUD                     President and Director                      10/21/99
---------------------                                                                  -------
Lorry J. Stensrud                                                                        Date

J. Robert Hopson*                        Director                                     10/21/99
-----------------                                                                      -------
J. Robert Hopson                                                                         Date

William C. Mair*                         Director                                      10/21/99
-----------------------                                                                -------
William C. Mair                                                                          Date

E. Thomas Hughes, Jr.*                                                                 10/21/99
----------------------                   Treasurer and Director                        -------
E. Thomas Hughes, Jr.                                                                    Date

Matthew P. McCauley*                     Director                                      10/21/99
----------------------                                                                 -------
Matthew P. McCauley                                                                      Date

John W. Barber*                          Director                                      10/21/99
----------------------                                                                 -------
John W. Barber                                                                           Date

/s/MARK E. REYNOLDS                      Director                                      10/21/99
---------------------                                                                  -------
Mark E. Reynolds                                                                         Date

/s/J. TERRI TANAKA                                                                     10/21/99
---------------------                    Director                                      -------
J. Terri Tanaka                                                                          Date

/s/PETER L. WITKEWIZ                                                                   10/21/99

---------------------                    Controller                                    -------
Peter L. Witkewiz                                                                        Date

                                  *By: /s/LORRY J. STENSRUD
                                       ______________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact



                               INDEX TO EXHIBITS

INDEX NO.                                                                 PAGE


EX-99.A.3.a. Principal Underwriter's Agreement
EX-99.A.3.b. Selling Agreement
EX-99.A.3.c. Schedules of Commissions
EX-99.B      Opinion and Consent of Counsel
EX-99.C      Consent of Actuary
EX-99.D      Consent of Independent Auditors